BlocPower
Energy Services 3 LLC

Regulation Crowdfunding Form C
Offering Memorandum

Target Offering Amount of $25,000 to a Maximum Offering Amount of $2,000,000

Climate Impact Notes - 3rd Offer or "Notes"

5.50% Coupon Interest per Year

Fully Amortizing, Annual payments

12 yr Maturity (5/1/2034)

Senior and Unsecured Debt

Minimum Investment: $100

Incremental Amounts of $50

From March 8, 2022 to April 30, 2022



Table of Contents

Disclosures

- A crowdfunding investment involves risk.
- Past performance is not a guarantee of future results.
- You should not invest any funds in this offering unless you can afford to lose your entire investment.
- In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved.
- These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.
- The U.S. Securities and Exchange Commission (SEC) does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.
- These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration or otherwise qualify for any potential exemption.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company's Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Offering or to conform these statements to actual results or to changes in our expectations.

Updates

If applicable, any updates on the status of this Offering may be found at www.raisegreen.com.

About this Form C

The Offering is being made through Raise Green, Inc. ("Raise Green") in its capacity as a registered funding portal intermediary. Information about the Company is provided on the Offering Page maintained for this Offering by Raise Green, which is located at www.raisegreen.com and in Exhibit 2 of the Form C of which this Offering Memorandum forms a part.

You should rely only on the information contained in this Form C when making an investment. We have not authorized anyone to provide you with any additional or different information from that contained in this Form C. We are offering to sell and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate, in all material respects, only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreement(s) or other document(s) are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company, or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities. This Form C does not purport to contain all of the information that may be required to evaluate this Offering, and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C.

The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose. As of the date hereof, this Offering is available for sale into all 50 states, Washington D.C., and US territories. Restrictions on reselling are detailed in Appendix 1.

Attestations

The Company has certified that all of the following statements are TRUE, in all material respects, for the Company in connection with this Offering:

1. Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2. Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
3. Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act") (15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4. Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5. Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6. Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.
7. Is not currently subject to any bad actor disqualifications under any relevant U.S. securities laws.

Signature

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by a duly authorized undersigned.

DocuSigned by:

Cullen Kasunic

FFDC860BC6994E5...

Cullen Kasunic

Manager, Chief Financial Officer

BlocPower Energy Services 3 LLC

("BPES3", "The Company", Issuer)

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Business

Description of Business

This investment is in **Blocpower Energy Services 3 LLC,** a Delaware limited liability company organized on January 4, 2021, ("BPES3" or the "**Company**"), to finance select energy efficiency and renewable energy projects largely in low to moderate income (LMI) urban communities across the United States. The Company is located at 1623 Flatbush Ave, Boc #222, Brooklyn, NY 11210 and its website address is: https://bpes3.blocpower.io/

The Company is a subsidiary of BlocPower LLC ("BlocPower"). BlocPower is a Brooklyn-based energy technology startup rapidly greening American cities. Since its founding in 2012, Blocpower has completed energy projects in more than 1,000 buildings utilizing its proprietary software to save customers between 20-40% on their energy bills each year.

BlocPower is backed by some of the world's top investors, including Kapor Capital, one of Uber's first investors; Andressen Horowitz, an early investor in Facebook, Twitter, AirBnB and Lyft; Eric Schmidt the former Chairman of Google; and The American Family Insurance Institute for Corporate and Social Impact. A subsidiary of BlocPower LLC has an $80 million project level debt facility with Goldman Sachs and Microsoft. In April 2021, NYSERDA, New York's Energy Research and Development Authority, awarded BlocPower and partners $4MM to analyze and electrify houses of worship. The team is also working on providing low-cost wifi to NYC LMI residents. 12 sites have already been set up with broadband internet and over 200,000 residents have been given access to this network. BlocPower was also recently accepted into the New York State Energy Research Development Authority Novel Business Model Development program. BlocPower raised $7.8 million in their Series A in February 2021. BlocPower was selected to the top 100 Global CleanTech companies by The CleanTech Group for 2021, and was ranked in the top 500 of startups according to CrunchBase as of February 2021, and has been extensively covered by the press.

BlocPower, through its subsidiaries, including the Company, aims to sign financing contracts for a total of $70 million of installed asset value by the end of 2022 and is on target to do so with 509 projects in the pipeline for 2022 with a total potential project value of about $150 million (as of February 21, 2022) . Assuming BlocPower achieves such targets, the company projects an annual recurring revenue of $5.5 million. While BlocPower expects it could achieve EBITDA profitability by the end of 2022, it will prioritize growth. This may require the company using proceeds from investment and operations for the company's growth and incurring operating losses, but will

position BlocPower to take a controlling position in the annual $100B opportunity for energy efficiency improvements in medium-sized buildings, which the company believes are currently underserved by solutions currently in the market.

The Company is one of several subsidiaries created and wholly owned by BlocPower to leverage BlocPower's experience, expertise and proprietary software to own, operate, manage, and finance certain energy projects. For example, BlocPower Energy Services 1 LLC and BlocPower Energy Services 2 LLC, are each special purpose entities (SPEs) having a unique set of designated assets and source of funding. BlocPower Energy Services 3 LLC (BPES3 LLC or the "Company") is similarly structured as an SPE. The Company will focus on projects for single family homes, small multifamily (generally 2-4 units), and medium to larger multifamily units (4+) in New York City, Oakland, Philadelphia, Milwaukee, Washington, DC and other jurisdictions that the Company may, in its sole discretion, pursue future opportunities. The Company has and also intends to invest funds from this offering into energy efficiency and clean energy projects owned by other direct and indirect subsidiaries of BlocPower that are project companies, that is, they hold only project assets ("BlocPower Project Cos") whether through a debt or equity investment. We expect that the Company will be financed primarily by offering crowdfunded securities to open up investments to the general investing public.


BlocPower Public Benefit Corp.
Holding Co. receives VC investment, issues stocks/options/dividends.
BlocPower LLC
100% owned by BlocPower PBC
Operating Co. performs business, hires employees, signs most SaaS/consulting/service agreements.
BlocPower Energy Services 1A LLC
Construction Warehouse SPE 100% owned by BlocPower LLC, owns WIP project assets for BlocPower ES1 LLC
BlocPower Build Back Better Public Benefit Corp
Holding Co. receives debt and/or investments from BlocPower LLC, Republic, and other sources. Invests debt as sponsor equity into any existing/future SPEs. Repayment backed by projects.
BuildingBloc LLC
60% BlocPower owned construction joint venture
BlocPower Energy Services 1 LLC
Debt Facility SPE 100% owned by BlocPower LLC Signs ESA and EPC agreements for projects, manage term loan and sponsor equity for project finance aggregation.
BlocPower Energy Services 2 LLC
Same as ES1
BlocPower Energy Services 3 LLC
Same as ES1, crowdfunding entity can invest sponsor equity into other SPEs or make loans to BlocPower LLC

Figure 1. Diagram of affiliated BlocPower entities as of 3.1.2022

Business Plan

The Company is raising capital to fund projects from the BlocPower pipeline. The Company will use the capital to fund the upfront capital expenditures of such energy efficiency projects. The customers that benefit from such projects will repay such costs through long-term contracts with the Company or other BlocPower Project Cos, generally having a repayment term of 15-20 years. The Company recently closed its first two Raise Green crowdfunding campaigns (closed 5/14/2021 and 2/24/2022) in which an initial 24 energy efficiency upgrade projects were identified for the Company to implement. Of these 24 projects, 9 have already completed construction and 10 have signed energy services agreements. In total, the Company as of 2/21/2022 has 8 operating projects. The Company is also invested in 7 projects in other BlocPower subsidiaries. If this offering is successful, the Company plans to continue raising funds to finance energy efficiency and renewable energy projects to expand its business in accordance with its mission of furthering climate resilience for medium-sized urban buildings and LMI communities.

Clean energy project momentum continued for BlocPower throughout 2020 and 2021 as evidenced by approximately $1.3MM of new energy projects constructed, $4.9MM of projects under construction, the closing of an $80MM project level debt facility with Goldman Sachs and Microsoft, and acceptance into the New York State Energy Research Development Authority (NYSERDA) Novel Business Model Development program. In April 2021, BlocPower and partners were awarded $4MM to analyze and electrify houses of worship in New York State. The company has also installed low cost, accessible community wifi in 12 sites across NYC that provides signal coverage to 200,000 LMI residents. In August 2021, BlocPower won a New York City Mayor's Office of Criminal Justice contract aimed at mitigating inner city violence through workforce development programs. Under this contract, over 1000 at-risk community members will be trained and hired by BlocPower to work on energy efficiency and clean energy projects. BlocPower was recently selected in a competitive evaluation by a mid-sized California city looking to electrify. The City of Ithaca has named BlocPower as the sole Project Manager for an electrification program that aims to fully decarbonize the city's building stock. BlocPower aims to decarbonize around 6000 Ithaca buildings in the next 5 years. Doing projects is their top priority and BlocPower was chosen specifically for its ability to provide a full solution platform: technology based design, expert electrification management, community organizing, and finance.

The Market

The primary markets for project origination are the New York metropolitan area, upstate New York, Massachusetts, Wisconsin, and California. BlocPower has operated and the Company plans to operate in these areas. In addition, there are over 100 major cities nationally that have signaled their commitment to aggressive climate change and clean energy goals, which provides additional opportunities for BlocPower and/or the Company to become involved with future project developments. Increasingly, these commitments are taking the form of legal requirements for building owners to undertake energy efficiency and/or clean energy projects. Legally binding emissions reduction standards are being passed across the United States. California, for example, raised its goal for greenhouse gas emissions to 40 percent below 1990 levels by 2030 while Washington D.C has pledged to be carbon neutral by 2050. For this reason, BlocPower sees a continuing and increasing momentum for clean energy builds.

COVID-19

The onset of COVID-19 has highlighted the importance of technologies that help create healthy living environments, with notable focus coming to clean air and air filtration. Air source heat pumps, one of the major energy efficiency upgrades provided by the Company, improve indoor air quality through filtration, and optional UV treatment.

BlocPower has been building remote assessment tools since 2014. BlocPower has developed a color-coded online map that allows building owners and project stakeholders to identify areas of opportunity for clean energy projects. BlocPower's web-based building pre-screening tool enables building owners to sort themselves before coming into the sales pipeline. BlocPower has also developed a deeper questionnaire-based Preliminary Needs Assessment, along with remote walkthroughs and checklists, to reduce the number of site visits required. These tools allow for continued lead generation and project acquisition throughout the pandemic, enabling BlocPower to continue to invest through the crisis. This has yielded a competitive advantage in the market which is expected to continue even after the pandemic has run its course.

Capital Deployment

Proceeds from these securities are intended to be used for the investment into, development and ownership of clean energy and energy efficiency projects, along with ownership of their associated cash flows. Investment will take the form of direct purchase of assets for ownership within the Company, or making equity investments or loans to other BlocPower entities which own similar clean energy assets to the Company. When making loans to other entities, those loans would be subordinate to other debt obligations of those entities.

Products and Services

The Company provides organizations and households with energy efficiency upgrades and renewable energy projects so that they can access efficiency and other benefits of modern heating and cooling systems, improve indoor air quality, and reduce energy costs; all providing an environmentally-friendly way to improve quality of life. The Company will utilize the in-house expertise of BlocPower to seed the market, identify target building customers, oversee the design/construction/maintenance of the projects, originate financings, handle billing, and address customer inquiries. The Company was specifically formed to own and operate a series of energy efficiency and renewable energy projects originated by BlocPower, and intends to also invest in projects owned by other BlocPower Project Cos that are similar.

Types of Energy Efficiency Upgrades and Renewables Installed

These include but are not limited to:
- Air Source Heat Pump Installation / Fossil-fuel fired system conversion
- LED lights
- Monitoring and control systems
- Domestic hot water upgrades
- Insulation and air sealing
- Window replacement
- Low flow fixtures/water saving measures
- CHP (combined heat and power)
- Renewable Energy, including Solar PV / Community Solar
- Battery Storage
- WiFi installation

Equipment Leases Repay Investors

The Company will use the proceeds of this offering to finance the initial capital expenditures for energy efficiency projects. The Company's business model, similar to other BlocPower subsidiaries in which the Company may invest, provides for the return of such investment through monthly payments under long-term leases with the energy efficiency project customers, typically 15 to 20 years in length, making the lease payments for these improvements affordable to the customer. There is generally no requirement for an initial cash outlay from the customer, unless they would like to do so to lower their monthly payment. Typically the leases include flat monthly payments with a low annual escalator. These leases function as an alternative to standard debt. The customer is subject to late fees for any late payments or defaults on payment, and termination payments for cancellation before the end of the contract term.

The Company expects to enter into operating leases and capital leases with its customers. For renewable energy systems, Power Purchase Agreements (PPAs) may be used. The Company expects to keep the form and material terms of such leases and PPAs similar across customers and contracts.

Under an operating lease, the Company owns, operates, and maintains the systems for the customer's benefit, providing what amounts to a full warranty covering all parts, labor and repairs for the duration of the lease. The Company benefits by collecting depreciation on the equipment leased by the customer. At the end of the lease, the customer may purchase the system for the greater of (i) the fair market value of the equipment at the time of the purchase or (ii) the amount set forth in the customer lease, extend the lease, or request the equipment be removed.

Under the capital lease structure, the Company still owns the system, but for tax purposes, the beneficial owner is understood to be the customer. Here the customer is responsible for operations, maintenance, and repairs, but is able to depreciate the equipment on their taxes. Additionally, the customer may purchase the system for $1 at the end of the term, rather than at Fair Market Value.

In both cases, BPES3 structures the leases so it has earned a return on their investment through the end of the term, based on cash flows received, after covering project development fees, operations, and the Company's liabilities to holders of the Notes sold in this offering.

Per the terms of the lease contracts, the customer must provide adequate property insurance to cover the value of the assets placed at their location, and the related lease obligations. If, for example, there is a fire on the premises which damages the assets, the Company will have a contractual remedy to recoup its investment through such insurance policies. All other related insurance coverage is provided by BlocPower under group policies which also apply to its subsidiaries.

Funds drawn in from this offering may also be (i) lent to BlocPower LLC to use as sponsor equity investment into clean energy projects of BlocPower Project Cos over a term of up to 15 years, (ii) used as short-term construction capital for BlocPower Project Cos during project development repaid over the project development/construction period (typically 2-3 months, though could be up to a year or more) and (iii) as equity investments to fund clean energy projects in BlocPower Project Cos where BPES3 takes an ownership position in the other BlocPower Project Co, and residual cash is distributed back to BPES3 in that proportion. BlocPower Project Cos are not operating companies, they only own projects and have no employees or overhead cost, so any money invested in BlocPower Project Cos are only investments in clean energy projects.

Construction capital may be partially or fully repaid when additional capital comes in to fund the project cost of the energy efficient projects. Any capital not repaid may be converted to BPES3's equity ownership in the other BlocPower entity (with dividend rights from said entity) or maintained as a debt obligation to BPES3 (with repayment terms sufficient to cover pro-rata BPES3's debt obligations to its lenders).

Ongoing Maintenance and Performance Guarantees

Operations and Maintenance (O&M) is generally only relevant to upgrades that involve some type of technology or equipment such as heat pumps. Most other energy efficiency upgrades like insulation, electrical upgrades, low flow fixtures, LED lights, and window sealing/replacement do not typically require ongoing maintenance.

The heat pump distributors the Company uses for energy efficiency upgrades will usually offer 10-12 year warranties on the equipment, reducing the risk that customers will not have functioning heating and cooling systems. Under the operating lease structure, the Company provides full coverage for all maintenance and repairs for the duration of the lease. For leases without full maintenance and protection plans included, the warranty from the manufacturer or distributor is the same (10-12 years), but customers are offered an O&M package by the Company at an additional cost. O&M is most often performed by the installation contractor, who will be engaged by the Company through a long term fixed contract. If maintenance is not provided by the Company, it is the responsibility of the customer to ensure the systems are properly maintained. If they do not, and/or the system fails in some way, the customer must still make the required lease payments.

Monitoring

The Company will utilize BlocPower technology and expertise to monitor the systems. BlocPower has worked with manufacturers to set up an O&M process which will provide optimum performance of the systems during the lease period. In order to track real time performance on HVAC systems, BlocPower plans to set up a remote monitoring infrastructure that will relay the real-time performance. This is a WiFi-based interface that will integrate with the heat pumps or other systems to inform BlocPower of the current and past status of the equipment at any time. BlocPower will have the utility account information to review the monthly bills and verify the performance with the utility usage.

Customer Savings

The Company will provide the building owner with itemized estimated operating savings to their building. For energy efficiency, these savings can be substantial — in some cases upwards of 40% or more in raw savings before lease payments. The Company then prices its leases to provide either 10-20% net savings to the customer, or to break even but provide a substantial additional benefit, like improved indoor comfort, improved indoor air quality, or hazard remediation. In most cases, these improvements increase the value of the property, by improving the net operating income of the building, or adding to its marketability.

The Company makes its energy efficiency projects accessible to property owners in all communities, particularly targeting those of low or moderate income, who often have not had good access to financing or upgrades in the past. The Company uses a customized version of community bank-style project underwriting and review procedures, which allows it to deliver individual attention, at a national scale. Community members who sign up can truly pay as they save, while making their buildings greener, healthier, and smarter. Cost reductions can be seen in reduced utility bills of the building owner and/or the tenants, savings on O&M expenses at the building, avoidance of fees or fines, and avoided future capital expenditures on repair or replacement of equipment.

Tracking Carbon Footprint and Impact with Blocpower's IPMVP Protocol

In an effort to accurately assess performance of BlocPower's retrofits, the firm uses a specific measurement and verification protocol on many of its projects. The protocol, referred to as the International Performance Measurement and Verification Protocol (IPMVP), provides an overview of current best practice techniques available for verifying results of energy efficiency, water efficiency, and renewable energy projects. The IPMVP uses "energy conservation measures" (ECMs) as its primary measurement metric category. ECMs include fuel saving measures, water efficiency measures, load shifting and energy reductions through installation or retrofit of equipment, and/or modification of operating procedures. All this Measurement and Verification (M&V) work is centralized in BlocPower's Engineering department, and led by Dom Lempereur, Head of Engineering.

Based on the IPMVP protocols, BlocPower has developed a blockchain based verification system. Robby Greenfield is the key advisor and lead on this project at BlocPower. Robby is President and CEO of Emerging Impact, Co-Founder and Senior Advisor to the Blockchain for Social Impact Coalition, and has a long history of leveraging blockchain technology to manage, track, and analyze social impact projects.

The M&V results, together with the secure way of tracking and accounting for the impact, provide the basis for carbon credits, which can be issued to project investors or property owners. Corporations currently seek out carbon credits, and there is potential for these carbon credits to become more valuable in the future. Blocpower is using this innovative approach to measuring carbon impact on projects selectively which likely will include projects in the Company.

Sales & Customer base

BlocPower's customer base consists of SME (small to midsize building) customers and building owners, property managers, and other building decision-makers.

BlocPower has been completing energy efficiency projects across New York State for the past 8 years and has built long lasting industry relationships with the NYC Housing Authority, NYSERDA, NYC Mayor's Office, Con Ed, and National Grid, as well as PG&E and Exelon outside the New York area. BlocPower is focused on serving the nearly $100 billion energy efficiency annual opportunity and is expanding pilot projects across America in cities such as Philadelphia, Oakland, Milwaukee, Boston, and Washington D.C. Target cities generally are those with a prevalence of multifamily buildings and where strong partnerships have developed with community, government, or utility organizations such as Metro IAF, the Philadelphia Energy Authority (PEA) , or National Grid.

The Company will employ BlocPower's strategies for generating leads to SME (small to midsize building) customers and building owners, property managers, and other building decision-makers by leveraging Google Ad Words, LinkedIn and email marketing, phone banking, and outreach to faith-based real estate owners (e.g., the Catholic Church, the single largest property owner in Chicago, and many other cities), real estate industry owner associations, houses of worship and non-profit anchor institutions, targeted neighborhoods, elected officials, community-based organizations, and through the creation of Community Advisory Boards to advise on customer acquisition.

Customers for building retrofits and renewable energy projects can be generated through proprietary software, BlocMaps and BlocTarget, which identify pockets of energy inefficiency. Projects also come to BlocPower by word of mouth referrals and municipalities self identifying target communities. The current processes have generated a pipeline of 509 projects possible for 2022 with a total potential project value of over $150 million (as of February 21, 2022) .

The 24 Projects' Building Customers

24 specific projects out of BlocPower's project pipeline have been identified as targets to be owned and operated, or invested in, by the Company. These projects, located in California, New York, Vermont, New Jersey, Wisconsin, and Portland Oregon have an estimated total installed cost of $1,176,800. **The Marc Drive, Putnam Ave, Saddle Ridge Rd, Marshal St, Galleon St, Stowe St, NE Grand Ave, 48th St, and West 129 St projects** below have already completed construction and are generating revenue for the Company. Actual additional projects will be selected in the context of

this crowdfunding campaign from a pool of qualified projects based on which sign Energy Services Agreements first, and the amount of funds available from the raise.

Location	Estimated Cost	Status	Scope of Work
Marc Drive, Long Island, NY (Completed)	**$21.0K**	**Operating**	**Air Source Heat Pump**
Decatur Street, Brooklyn, NY	$54.3K	ESA Prospect	Air Source Heat Pump
Saddle Ridge Road,Ossining, NY (Completed)	**$44.8K**	**Operating**	**Air Source Heat Pump Insulation Boiler removal**
Putnam Ave, Brooklyn, NY (Completed)	**$54.1K**	**Operating**	**Air Source Heat Pump**
Marshal St., Oakland, CA (Completed)	**$15.9K**	**Operating**	**Mini Split HVAC Smart Thermostat Attic Insulation Air Sealing Wall Insulation LED lighting**
Helen St., Oakland, CA	$15.3K	Construction	Mini Split HVAC Smart Thermostat Attic Insulation Air Sealing Wall Insulation LED lighting
102nd, Oakland, CA	$22.9K	Lease Prospect	Attic Insulation Wall Insulation Vapor Barrier / Floor Insulation Oven/Stove Fuel Switching Heat Pump Water Heater Air Sealing Mini Split HP HVAC Smart Thermostat LED lighting
61st St., Oakland, CA	$18.4K	Lease Prospect	Air Sealing Mini Split HVAC x2 Smart Thermostat x2 Attic Insulation

			Wall Insulation LED lighting Oven/Stove Fuel Switching HE
Brockhurst St., Oakland, CA	$25.5K	Construction	Air Sealing Attic Insulation Wall Insulation Mini Split HP HVAC + smart thermostat HP Water Heater Floor Insulation LED lighting Oven/Stove Fuel Switching
Outlook Ave., Oakland, CA	$20.8K	Construction	Air Sealing Attic/Wall Insulation Floor Insulation LED lighting HP Water Heater Mini Split HP
51st St., Oakland, CA	$15.2K	Lease Prospect	Air Sealing Attic/Wall Insulation Floor Insulation Mini Split HP
Castlewood St., Oakland, CA	$27.5K	Lease Prospect	Envelope/Air Sealing Attic Insulation Duct Repair Windows
Galleon St., Marina Del Rey, CA (Completed)	**$23.3K**	**Operating**	**Air Source Heat Pump**
Stowe St., Waterbury, VT (completed)	**$42.9K**	**Operating**	**Air Source Heat Pump**
NE Grand Ave., Portland, OR (completed)	**$21.5K**	**Operating**	**Air Source Heat Pump**
48th St., Union City, NJ (completed)	**$20.4K**	**Operating**	**Air Source Heat Pump**
West Center Street, Milwaukee, Wisconsin	$47.6K	Signed ESA	HVAC Electrical Duct Work

Prospect Avenue, Brooklyn, New York	$46.1K	Signed ESA	Air Source Heat Pump Heat Pump Water Heater
Union St. Oakland, CA	$58.8K	Signed ESA	Air Source Heat Pump Replace Windows Air sealing, Weather Striping Electric Induction Oven/Stove Attic/Wall Insulation
36th Street, Oakland, CA	$172.6K	Signed ESA	Roof Replacement Lead Paint & Mold Remediation Insulation/Duct Air Sealing Air Source Heat Pump LED Lighting
Mount Joy Place, New Rochelle, NY	$77.9K	Signed ESA	Air Source Heat Pump
West 129 Street, New York, NY (completed - Equity Investment in Sister Entity)	**$51.9K**	**Operating**	**Air Source Heat Pump**
Pacific Street, Brooklyn, NY	$253K	Signed ESA	Air Source Heat Pump
Berkeley Place, Brooklyn, NY	$77.0K	Signed ESA	Air Source Heat Pump

Figure 2. 24 Projects identified for the Company some of which are already operating (as of February 21, 2022). The Company in its discretion may replace any of these projects if needed.

Project Review & Underwriting Process

Each customer's project will go through three levels of financial evaluation before moving forward already established at BlocPower and used in BlocPower and its other subsidiary companies. The process leverages the expertise of BlocPower LLC, and has been refined over its eight year history with the assistance of the firm's network of financial advisors, partners, and capital providers. It includes:

- Preliminary screening, which looks at high level feasibility and ballpark savings;
- Project financial analysis, which yields accurate project costs and energy savings; and
- Underwriting Review, where detailed project and customer information is gathered, then utilized to form a final recommendation for approval, modification, or denial.

Key areas of the Underwriting Review process:

1. Construction Budgeting
2. Project Capital Structure analysis
3. Technical underwriting review: Contractor, Ongoing Operations, warranty of equipment and workmanship, equipment, incentives available to the project
4. Project Financial fundamentals: Revenues and expenses, project and property owner debt service coverage ratios, property owner debt-to-equity ratios
5. Customer Agreement requirements including credit quality, and financial statements review
6. Project Threshold requirements, including but not limited to net savings for the customer, security in the project, approved manufacturer, minimum debt service coverage, warranties vs term of Crowdfunding Note

Materials Collected:

- The BlocPower Energy Service Agreement (ESA): effectively a lease or PPA, signed for a set term.
- Proof or attestation that the customer owns the property on which project installed; no apparent outstanding judgements or violation of applicable law are evident.
- Standard financials (at least two years income statement/balance sheet)
- Tax return (at least one year, to match financials; tax returns may be substituted for financials at the Company's discretion)
- Rent roll (at least current year and prior year, to look for vacancy)
- Recent property appraisal either through the mortgage or comparable properties
- List of code, Department of Buildings, or other violations, if any
- Business credit report (Experian, D&B, Equifax, etc.)
- 12 months of utility bills evidencing the customer's rate and any late payments
- Attestation that customer has not filed for bankruptcy or involuntarily entered into bankruptcy in the past three years
- Appraisal, market valuation, or materials that will support BlocPower's independent appraisal
- Mortgage statements for the property

Using the financial statements and mortgage/debt records, the Company will calculate the customer's ability to repay its debt obligations, using a Debt Service Coverage Ratio (DSCR). This is calculated as the building's EBITDA (earnings before income tax depreciation and amortization) divided by all debt obligations, including the mortgage and the equipment lease for the project. The Company will accept personal or corporate guarantors if the DSCR is tight, or the building cannot meet the obligations on its own. The income and obligations of these guarantors will be included in a global DSCR calculation. The Company will factor the expected net energy savings into the global DSCR calculation, as they should reduce operating expenses. In general, global DSCR will not be less than 1.20x without significant mitigation.

Using the property valuation, along with the mortgage/debt records, the company will determine the net worth of the property. This is calculated by subtracting the amount of debt at the property from its total market value. In general, if the net worth is less than 20% of the total market value, the project will be rejected, unless significant mitigation is provided.

The overall building, customer, and project review process may be modified from time to time, and as each project is unique, will be approved on a case by case basis. Based on the situation certain materials may or may not be collected, and/or supplemental materials may be required.

Service Providers & Supply Chain

The Company and/or BlocPower will hire technical experts to design, permit, procure equipment, build and oversee the projects. The Company will utilize BlocPower's internal Engineering / Construction Management team of twelve people. This team is in charge of curating a qualified list of technical experts/installers and equipment quality, participating in the design and pricing, developing the scope with client and contractor, overseeing third-party contractor construction, and ongoing maintenance. The availability of equipment and contractors for projects is not considered a supply bottleneck.

The Construction Management team review of contractors includes review of historical projects, licenses, insurance, permits, qualitative and quantitative qualities; individual regional contractors handle designs, permits, construction checklist, permit checklist, and inspection before closing. BlocPower already has established many successful relationships with contractors that will be leveraged for the Company's projects. Below are Contractors already identified for several projects; additional contractors may be selected as the Company sees fit.

Oakland Contractor

The contractor for the Oakland projects is Energy Conservation Options, an independent, woman-owned and trade-licensed firm offering commercial and industrial energy management and implementation services. Their goal is to develop people and jobs to facilitate the mass distribution of energy efficient technologies to improve the quality of life and our environment in all communities.

Marina Del Rey Contractor

The contractor for the Marina Del Rey projects is Grand Heating and Air. They have been serving the Los Angeles area's air conditioning and heating needs for the past 71 years. Their factory-trained technicians provide the expertise needed to serve both residential and commercial customers.

New York Contractors

The company has access to over 50 contractors who serve the New York area. Preferred contractors for the New York projects include the national winner of Energy Star's Home Performance Contractor of the Year award, a NYSERDA certified contractor with 40 years of HVAC experience and at least one Daikin Preferred ASHP contractor.

Portland Contractor

GreenSavers USA is the contractor for BlocPower's Portland project. GreenSavers USA is a B Corp contractor, legally required to consider the impact of their decisions on clients, workers, suppliers, the community, and the environment. For the last six years in a row, the U.S. EPA and U.S. DOE chose GreenSavers as Contractor of the Year because of their contributions to energy efficiency. In just the last 12 months, GreenSavers clients completed projects that saved enough energy to power more than 90 homes for a year.

New Jersey Contractor

The contractor for BlocPower's New Jersey project is Prestige Air Heating and Cooling, a family-owned and operated business who for the past decade has been committed to providing the community with high-quality HVAC services. A BBB accredited business, Prestige Air Heating and Cool employs NATE (North American Technician Excellence) and EPA certified technicians to conduct HVAC installations.

Vermont Contractor

Bourne's Energy is the contractor completing the installation for the Stowe St. project. A family-owned and operated business, Bourne's Energy has over 70 years of experience serving its customers. Bourne's Energy operates several locally managed offices throughout northern Vermont.

Wisconsin Contractor

Action Heating and Cooling is the contractor completing installation for West Center St. For over 36 years, Action has provided both residential and commercial heating and air conditioning services and solutions for customers throughout Milwaukee and Southeastern Wisconsin. Since 2006, Action Heating & Cooling has been an accredited member of the Better Business Bureau and maintained an A+ rating. They are also State of Wisconsin, Supplier Diversity Program, WBE (Woman-Owned Enterprise) Certified.

Competition

The Market

The market for energy efficient upgrades is highly fragmented. The Company's, and BlocPower's, competitors are energy auditing non-profits, HVAC equipment manufacturers, HVAC equipment installers, and engineering firms. BlocPower and its subsidiaries distinguish themselves by supplying a one stop, turnkey, tech-enabled service that allows BlocPower to operate at scale. BlocPower transforms a fragmented, high touch, expensive, low volume incumbent process into a turnkey, digital, high volume operational process.

Over its eight year existence BlocPower has leveraged its clean energy expertise and industry relationships to grow brand recognition. BlocPower was recently selected to the top 100 Global CleanTech companies by The CleanTech Group for 2021.

Two companies that operate in a similar space to the Company and BlocPower are Carbon Lighthouse and Sparkfund. Both companies work on larger commercial buildings, while BlocPower and the Company work primarily with the smaller "mid-sized" building category, from 5,000 Sq Ft - 100,000 Sq Ft.

Unique Selling Proposition of the Company

The Company will utilize BlocPower's unique position within the energy efficiency market. BlocPower has spent four years and over $4MM developing a digital building analysis platform. While traditional engineering firms rely heavily on expensive, time consuming energy audits which don't work for mid-sized buildings, BlocPower's technology provides accurate scopes of work remotely without having to do deep energy audits. Additionally, the company put its project financing facility into operation in January 2021 that enables BlocPower to move forward expeditiously with projects. Taken together, BlocPower and the Company can provide turn-key, no money down energy efficiency improvements to cities across the US.

BlocPower prides itself on competitive advantages which include:
- Information technology - the company has created several proprietary platform applications including:
  - A pre-screening tool, to identify buildings with high feasibility for electrification and energy efficiency projects.
  - A virtual site-assessment tool, which allows them to remotely and cost-effectively develop scopes of work for energy efficient projects.
  - A buildings database containing data sets of tens of thousands of buildings nationwide, which powers pre-screening and assessment tools.
  - Workflow management tools
  - Financial optimization models, to provide energy savings optimized project quotes to customers.
- Community relationships - The team's founders come from the world of community organizing and politics. They have long-standing relationships with utilities, real estate industry trade associations, labor unions, municipal governments, nonprofits, and retail industry organizations. These relationships give access to customers, custom incentives, regulatory strategy, and financing support.

The Offering

Purpose of the Offering

The Company desires to:

1. Obtain funds from crowdfunding investments to perform energy efficiency upgrades to buildings largely in LMI communities and urban areas;
2. Diversify Blocpower's source of raising funds to impact LMI communities and;
3. Give more people access to impact investing through a crowdfunding offering.

Use of Proceeds

The Company is seeking to raise a minimum of $25,000 and up to $2,000,000 in this Offering to add to its recently closed crowdfunding raises. The funds raised will be used to fund energy efficiency or renewable energy projects such as the 24 specific projects identified above plus additional projects or larger projects with similar or better financial returns. Depending on the amount of funds raised the Company estimates a total of 122 projects to be completed between the three crowdfunding raises. The Company may wholly own and operate these projects or invest funds from this offering into energy efficiency and clean energy projects owned by other BlocPower entities or loan funds to be used as equity investments by BlocPower LLC into BlocPower Project Cos. The Company will invest no less than 60% of the raised funds in projects owned and operated by the Company.

The Company benefits from access to the specialty departments at BlocPower: Marketing, Finance, Construction, and Engineering, and is not charged directly for these costs. BlocPower does charge an annual management fee to the Company to cover specific accounting, legal, insurance, and IT related expenses paid by BlocPower for the benefit of the Company.

The Company plans to use the proceeds in the following manner summarized in Table 4 and described in detail below. (Additional information regarding projects is included in Section Sales and Customer Base.)

	If Target Offering Amount		If Maximum Offering Amount	
	$	%	$	%
Total Proceeds	**$25,000**	**100%**	**$2,000,000**	**100%**
Less: Raise Green Service Fees	$1,250	5%	$100,000	5%
Net Proceeds	**$23,750**	**95%**	**$1,900,000**	**95%**
Less: BlocPower Projects	$22,250	89%	$1,860,000	93%

Less: Legal	$1,000	4%	$20,000	1%
Less: Accounting	$500	2%	$20,000	1%
Total Use of Net Proceeds	**$23,750**	**95%**	**$1,900,000**	**95%**

Figure 3. Use of Proceeds. The Company will adjust roles and tasks based on the net proceeds of the offering. While the Company plans to use the proceeds in the above manner, the Company maintains discretion to alter the use of proceeds, set forth above, to adhere to the Company's overall business plan and liquidity requirements.

BlocPower Projects: Energy Efficiency Upgrades

Energy efficiency upgrades vary in the expenses and specific technologies deployed based on an energy efficiency audit that tailors solutions for a given property. The technologies deployed may include the following:

- **Air Sealing:** Air Sealing blocks random air movement through building cavities. As a result, they help prevent air leakage into and out of the building, which can account for 30% or more of a building's heating and cooling costs.
- **Air Source Heat Pump:** Heat pumps are among the highest efficiency technologies for providing both heating and cooling for buildings (HVAC). They use electricity and refrigerant to move heat from one place to another by compressing and decompressing a refrigerant material. Heat is absorbed when the refrigerant vaporizes, and released when it condenses, allowing spaces to be heated or cooled. Air conditioning units and refrigerators are common examples of heat pumps. The heat pumps BlocPower uses for buildings are capable of fully heating indoor spaces.
- **Insulation:** Insulation provides resistance to heat flow and therefore lowers heating and cooling costs.
- **Heat Pump Water Heater:** Heat pumps also can be used to heat water — either as a stand-alone water heating system, or as a combination water heating and space conditioning system. Heat pump water heaters use electricity to move heat from one place to another instead of generating heat directly. Therefore, they can be two to three times more energy efficient than conventional electric resistance water heaters.
- **LED lighting:** LED lighting is an energy-saving alternative to traditional incandescent bulbs.
- **Mini Split Heat Pump HVAC:** Mini-split heat pumps are small air-source heat pump heating and cooling systems that can be installed individually, and allow you to control the temperatures in individual rooms or spaces.
- **Oven and Stove Fuel Switching**: Switching towards more efficient fuel types in stove appliances.

- **Smart Thermostat:** Create automatic and programmable temperature settings based on daily schedules, weather conditions, and heating and cooling needs.
- **Boiler removal:** The Company will remove boiler systems when transitioning a building from fossil fuel fired heating systems to air source heat pumps.

Legal and Accounting

- The start-up one time legal fee for the Company to do this raise is $1,000 for the target raise and $10,000 for the maximum raise target. 1-2% of the proceeds will be reserved to cover the Company's accounting audit. Any insurance costs are covered by BlocPower LLC, and paid as part of an annual fee at the end of a year out of operating revenues.

Financing

- Raise Green cash fees are 5% of the total raised amount and provided to Raise Green at the end of a successful raise.
- Raise Green receives securities of the same class and having the same terms, conditions, rights as the securities being offered or sold during the offering that total an amount equal to 1% of the securities sold in the offering.

Though not identified currently for the initial list of projects, renewable energy projects are in the pipeline and may be identified for the Company. These projects are typically rooftop solar that enable a building to in part or fully switch to clean energy for their electricity and reduce their electric costs.

Directors, Officers, and Employees

BlocPower Public Benefit Corporation (BPPBC) owns BlocPower LLC, which is the sole member of the Company. The Operating Agreement identifies one Manager who will serve as Director, and three Officers to manage the day to day operations of the Company, all employees of BlocPower LLC.

BPPBC is the ultimate parent company of the BlocPower affiliates, which acts as an investment holding company, receiving investments, but having no employees. BlocPower LLC is a wholly owned subsidiary of BPPBC, and is the main operating company, hiring employees and maintaining relationships with building customers and contractors. All operations of the Company will be managed by BlocPower LLC under an exclusive management agreement.

Officers

Donnel A. Baird

Title: Chief Executive Officer
Dates of Service: January 4, 2021 to Present

Other Positions:
Company: BlocPower LLC and BlocPower Benefit Corporation
Title: Chief Executive Officer
Dates of Service: 2012 to Present

Donnel Baird is the founder and CEO of BlocPower, a clean tech startup based in New York City that develops portfolios of clean energy retrofit opportunities in underserved communities, and connects those opportunities to investors seeking social, environmental and financial returns. Donnel spent three years as a community organizer in Brooklyn and one year as a voter contact director for Obama For America. While managing a national Change to Win/LIUNA campaign, Donnel leveraged Dept. of Energy energy efficiency financing to create green construction jobs for out of work populations. He partnered with the Washington Interfaith Network to generate a $100m government investment in underserved communities in the District of Columbia. Donnel currently sits on the Board of the Sierra Club Foundation as well as the Small Business Advisory Board of the New York Federal Reserve Bank and Entrepreneurship Board of Columbia Business School. Donnel has a B.A. from Duke University and an MBA from Columbia Business School. Baird grew up in Bedford-Stuyvesant Brooklyn and is a perpetually exasperated Knicks fan.

Keith L. Kinch

Title: Chief Operating Officer
Dates of Service: Jan 4, 2021 to Present

Other Positions:

Company: BlocPower LLC
Title: General Manager
Dates of Service: 2015 to Present

In his roles at BlocPower, Keith plans, coordinates, and manages all business operations to achieve corporate goals which include developing and implementing business plans for profitability. Keith assists in budget preparation and expense management, evaluates marketing programs, and develops strategies to improve overall quality and productivity. Managing employees includes communicating business updates/recommendations, handling employee issues and guidance, ensuring staffing needs are met, training, and compliance with firm policy.

Prior to joining BlocPower, Keith managed the largest solarize programs in New York, persuading over 200 low-income households in New York City's poorest neighborhood to finance and install solar PV on their homes. Keith also served as the lead for community engagement and retrofitted 500 multifamily buildings in Brooklyn under the NYC Mayor's Office of Sustainability Community Retrofit NYC program. Keith's community involvement extends to his work as a Deputy Field Director for Organizing for America in New York State, an arm of the Democratic National Committee. Keith was awarded the Brooklyn Botanical Gardens Sustainability Award for his work in New York City, and his Solarize project was featured on PBS Newshour. Keith also serves as a Board Trustee for the Brooklyn Hospital Center. Keith has a B.S. in criminal justice from John Jay College of Criminal Justice and an MBA from American InterContinental University.

Cullen C. Kasunic

Title: Chief Financial Officer
Dates of Service: Jan 4, 2021 to Present

Other Positions:
Company: BlocPower LLC
Title: Head of Finance
Dates of Service: Jan 2019 to Present

Company: Kasunic Consulting
Dates of Service: February 2014 - February 2019

Company: Public Service Electric & Gas

Title: Senior Solar Loan Underwriter - Contract

Dates of Service: March 2017 - February 2019

Cullen is the executive responsible for all finance-related issues for the BlocPower companies. He is the lead in the establishment, operation, and expansion of company project finance capacity, including overseeing the formation and operation of the financing subsidiaries. Cullen manages team activity in regards to accounting, project underwriting, corporate finance, and project finance. A key focus for Cullen is integrating financing into the fabric of the company through engagement with sales and software teams.

In 2009, Cullen led the development of Wind Analytics, an innovative wind energy assessment process. In 2013, he went on to co-found United Wind, the first company to successfully offer no-money-down distributed wind turbine financing to the market. At Kasunic Consulting, a project finance and consulting practice, Cullen's work focused on growing businesses in renewable energy, efficiency, and clean technology. Here, he led a small team guiding energy companies such as Sealed, Optimus Technologies, and Energetic Insurance in the development of their project financing programs. This yielded over $35MM of first-run project finance capital for clean energy startups in New York, including participating in two transactions with the New York Green Bank. Kasunic Consulting also assisted project finance investors, including Generate Capital and several angel investors, in their investment evaluation, as well as a 2-year engagement with a major NJ Utility company, PSEG, underwriting large commercial solar loans. Projects have spanned solar, wind, energy storage, biodiesel, biomass, EV charging, and innovative financing for energy efficient residential and commercial projects. Cullen has a B.A. in geography from the University at Albany, and a technology-entrepreneurship focused MBA from Rensselaer Polytechnic Institute.

Director

Cullen C. Kasunic

Title: Manager, Board of Directors

Dates of Board Service: Jan 4, 2021 - Present

Other Position at Company:

Title: Chief Financial Officer

Dates of Service: Jan 4, 2021 to Present

Principal Occupation: Head of Finance for BlocPower LLC

Dates of Employment: January 2019 to Present

Responsibilities: Manage all finance related activities for all BlocPower companies.

Other Key Staff and Management

(All employed at BlocPower LLC)

Jon Moeller

Title: COO

Previously Jon was CEO and board member at MACH Energy, a sustainability SaaS provider for commercial buildings, with nearly half a billion square feet using the system. MACH was sold to a PE-backed strategic buyer. Jon spent a decade of investment banking and corporate finance at Banc of America Securities, Cowen and StorageTek, completing ~$20B in transactions including IDD deal of the year. He is a longtime affordable housing supporter and currently on the development committee for an affordable housing project in San Francisco looking to build 50-100 additional units. Jon has an MBA from NYU and a BSc from University of Northern Colorado.

Grace Park-Bradbury

Title: General Manager West

Grace Park-Bradbury leads operations at BlocPower, where she is responsible for business development, sales operations, performance management, and tracking. While serving as the Marketing Manager of EnerNoc, Grace led strategic markets for the California market, supporting electric grid stability through the reduction of demand during critical energy periods. Throughout her seven year stint as Principal of Strategy and Business Development for Oracle, Grace led SaaS deployment and Big Data analyses for utility clients servicing over four million meter endpoints for smart grid/advanced metering infrastructure (AMI) deployments. Grace has a long history of aligning corporate strategy and delivering results as is evident through her time as the Chief of Staff at Mosaic and Senior Manager of Strategy and Operations for SunRun. Grace has a degree in English from The University of California at Berkeley and Cardiff University.

Dom Lempereur
Title: Head of Engineering

Dom Lemperuer leads the BlocPower engineering department. Over 25 years, Dom has developed, performed, and managed energy assessments for 6,000 buildings, totaling over 200 million square feet. Dom served as the lead for KW Engineering under NYSERDA's Real-Time Management Energy Program and managed workforce development for the Community Retrofit NYC program. He also served as an advisor to the NYC Mayor's Office "80 by 50" Technical Working Group which identified citywide pathways to achieve NYC climate change goals, ensuring safe, reliable, and affordable energy. He has been selected by the US Green Buildings Council to join their Building Electrification working group. Dom has a Master's Degree in Energy and Environment from the University of Bordeaux and a Bachelor's Degree in Applied Physics from the Lille 1 University of Science and Technology.

Jose Contreras
Title: Tech Lead

Jose Contreras leads technology and software development at BlocPower. Jose grew up in Lennox, CA an incorporated part of LA County where he developed a passion for tinkering with electronics and building things from a young age. With the support of the Young Eisner Scholars program, Jose attended a prep school and started to code in middle school. Jose went on to the School of Engineering and Applied Science at Columbia University where he became more acutely aware of systematic disadvantages that communities like the one he came from had and realized that he could do something about it. Shortly after graduation Jose joined BlocPower and has been leveraging his skills and knowledge in computer science, software development, and technology in pursuit of enabling access to energy efficiency and sustainability with BlocPower.

Current Employees

As of December 21, 2021, BlocPower LLC had 62 employees. There are 62 full-time employees. BlocPower Energy Services 3 LLC will not employ any employees directly.

Capital Structure and Ownership

Capital Structure


BlocPower Public Benefit Corp.
Holding Co. receives VC investment, issues stocks/options/dividends.
BlocPower LLC
100% owned by BlocPower PBC
Operating Co. performs business, hires employees, signs most SaaS/consulting/service agreements.
BlocPower Energy Services 1A LLC
Construction Warehouse SPE 100% owned by BlocPower LLC, owns WIP project assets for BlocPower ES1 LLC
BlocPower Build Back Better Public Benefit Corp
Holding Co. receives debt and/or investments from BlocPower LLC, Republic, and other sources. Invests debt as sponsor equity into any existing/future SPEs. Repayment backed by projects.
BuildingBloc LLC
60% BlocPower owned construction joint venture
BlocPower Energy Services 1 LLC
Debt Facility SPE 100% owned by BlocPower LLC Signs ESA and EPC agreements for projects, manage term loan and sponsor equity for project finance aggregation.
BlocPower Energy Services 2 LLC
Same as ES1
BlocPower Energy Services 3 LLC
Same as ES1, crowdfunding entity can invest sponsor equity into other SPEs or make loans to BlocPower LLC

Figure 4. BlocPower Entities as of March 1, 2022.

BlocPower LLC owns 100% of the economic and voting interest of the Company. BlocPower Public Benefit Corporation owns 100% of the economic and voting interest of BlocPower LLC. As of December 21, 2021, Donnel Baird, the Co-Founder and CEO, is the only beneficial owner of BlocPower Public Benefit Corporation controlling more than 20% of the voting interest of BlocPower Public Benefit Corporation.

Because the Note offering is a debt security and not an equity security, the Note offering will not affect any of the voting or economic interest of any of the BlocPower entities.

Indebtedness

The Company has the following debts

Creditor(s) March 1, 2022	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Climate Impact Notes	$1,007,150[1]	5.50%	May 16, 2033	Annual coupon payments, amortizing
Climate Impact Notes - 2nd Offer	$1,010,000[2]	5.50%	March 23, 2034	Annual coupon payments, amortizing

Exempt offerings within the past three years

The Company has issued two exempt debt offerings through section 4(a)(6) of the Securities Act with Raise Green. The first was from March 8, 2021 to May 14, 2021. $997,250 of funds were raised plus securities issued to Raise Green to total $1,007,150 in debt securities issued to 263 investors.

The Use of Proceeds from this previous offering is similar to that listed in this filing and is provided below. For further information, view the [Form C on the SEC's EDGAR website.](#)[3]

	If Target Offering Amount		If Maximum Offering Amount	
	$	%	$	%
Total Proceeds	**$25,000**	**100%**	**$1,000,000**	**100%**
Less: Raise Green Service Fees	$1,250	5%	$50,000	5%
Net Proceeds	**$23,750**	**95%**	**$950,000**	**95%**
Less: BlocPower Projects	$19,300	77.20%	$246,700	24.67%
Additional Projects	$0	0.00%	$697,300	69.73%

---

[1] The debt obligation includes $997,250 from funds raised from 262 investors plus $9900 in securities issued to Raise Green as part of fees paid.

[2] The debt obligation includes $1,000,000 from funds raised plus $10,000 in securities issued to Raise Green as part of fees paid. Note: the amounts listed here are estimated; this 2nd Offer is still in the process of settling at the time of this filing

[3] Note - the Use of Proceeds chart reflects a corrected % calculation of proceeds.

Less: Legal	$950	3.80%	$2,500	0.25%
Less: Accounting	$3500	14.00%	$3,500	0.35%
Total Use of Net Proceeds	**$23,750**	**95%**	**$950,000**	**95%**

Figure 5. Use of Proceeds from the Company's previous Offering with an offering period from March 8, 2021 to May 14, 2021.

The 2nd Offer launched on January 18 , 2021 and closed on February 24, 2022. At the time of this listing, the $1,000,000 of trade commitments were still in the process of settling. The Company anticipates to have raised funds of $1,000,000 plus securities issued to Raise Green to total $1,010,000 in debt securities. The Use of Proceeds from this second offering was the same as above; for further information, please see the Form C on the SEC website.

Terms of the Offering

Summary

You are purchasing debt to be repaid by **BlocPower Energy Services 3 LLC**.

Set forth below is a summary of the terms pursuant to which **BlocPower Energy Services 3 LLC** intends to offer (the "Offering") certain **Senior Unsecured Climate Impact Notes** (**"Notes"**).

Climate Impact Notes - 3rd Offering

Minimum Investment $100 with Incremental Principal Amounts of $50

Minimum Target Offering Amount of $25,000, and up to a Maximum Offering Amount of $2,000,000

5.50% Annual Interest Rate

Annual Payments of Principal and Interest

Offering Period: March 8, 2022 to April 30, 2022

Term: Begins on the first day immediately following the Offering Period (the "Issuance Date") and ends the date that is 12 years from the Issuance Date (the "Maturity Date"), May 1, 2034

Minimum Investment

The minimum investment for this Offering shall be $100 and additional amounts may be invested in increments of $50 thereafter. Payments of interest and principal shall be made each year in accordance with the terms set forth below. Upon the expiration of the term of the Note, all accrued, but unpaid interest, together with the remaining principal amount, shall become due and payable.

Principal

Principal is the original amount of debt the investor purchases. Interest accrues on the principal amount that has not yet been repaid. Principal will be repaid to the investor in accordance with Appendix 2. As principal is paid down each year, the interest due will be calculated based on the remaining principal outstanding.

Interest Rate

Each Note will bear interest on the outstanding principal at a rate of 5.50% per year based on the actual number of days elapsed. Interest accrues daily beginning on the Issuance Date and continuing until the Maturity Date.

Annual Payments

The investor will receive an annual payment of principal and interest each year during the Term on May 1 (prorated, as appropriate, for any partial months based on the Issuance Date of the Notes) and if not a business day, the next business day. For example, if an Investor makes an initial hypothetical investment in a Note for $300 - the payment will be approximately $35 every year and will consist of principal being paid back and accrued interest from the previous year.

Appendix 2 shows an illustrative example of how principal and interest are paid based on a hypothetical investment amount based on level repayments of the principal and interest on the Notes over a 12-year term.

Rank and Limitation on Liens

The Notes are unsecured and unsubordinated obligations of payment of the Company; that is, there are no existing debt obligations of the Company that would get paid ahead of the Note holders. As a result of being unsecured, in the event of a liquidation of the Company, the holders of the Notes will have a junior position to claims from trade creditors and taxing authorities.

While the Notes are outstanding, the Company will not permit or create any liens on its assets other than liens for the purchase price money liens of/for future property acquired in the ordinary course of business, or those associated with contractors during project construction.

Financial Covenants

The Company will maintain, at all times, a minimum of six months debt service in cash or cash equivalents in its operating accounts. The Company shall only dividend cash to its parent company at a point in time when it has the minimum six month debt service reserve in its operating accounts and has a minimum debt service coverage ratio of 1.2x.

The Company will use no more than 40% of funds raised for loans or equity investments to other BlocPower Project Cos.

Optional Prepayment

The Company shall have the right, at its option, to repay, in whole or in part, the Notes at any time and from time to time prior to the Maturity Date. Each such prepayment will consist of (i) outstanding principal subject to such prepayment, (ii) accrued and outstanding interest on such principal subject to prepayment, and (iii) **a prepayment penalty equal to 5% of the outstanding principal subject to such prepayment**. To the extent that prepayments are made, such prepayments will be applied to all Notes, pro rata, based on the total outstanding principal balance of all outstanding Notes.

The Company shall make best efforts to provide notice of at least 15 days in advance of any prepayment event.

Sale of the Company

Payment on Change of Control. All outstanding principal and accrued interest, and any prepayment fee that may be due, shall be immediately due and payable upon a Change of Control of the Company. **The Company will also pay Note Holders a prepayment penalty as described above**. For these purposes, the term "Change of Control" means (i) the sale or other disposition of all or any substantial portion of the assets or equity securities of the Company; (ii) a change in more than fifty percent (50%) of the effective voting power of the Company; or (iii) any merger or reorganization of the Company, except a merger in which those in control of the Company retain more than fifty percent (50%) of the combined voting power of the resulting entity.

Events of Default and Remedies

The occurrence of any of the following events shall constitute an event of default in the Notes (an "**Event of Default**"): (i) the Company is past due on payment of principal or interest for a period of five (5) days or more (ii) the Company has breached a covenant and failed to cure such breach in thirty (30) days; (iii) any representation or warranty of the Company was untrue when made (iv) the Company is adjudicated bankrupt or insolvent under the federal bankruptcy laws or any similar jurisdiction; or (v) the Company has instituted proceedings to be adjudicated as a voluntary bankruptcy or file a petition seeking reorganization or an arrangement with creditors under the federal bankruptcy laws, or any similar applicable federal or state law, or shall make an assignment for the benefit of creditors. Upon the occurrence of an Event of Default, any Holder may, by written notice to the Company, declare the unpaid principal amount of their Notes, and interest accrued thereon, to be due and payable.

Upon the occurrence and during the continuance of an Event of Default, Holders may petition the Company for the Notes to become due and payable immediately. If the Company receives such petitions from Holders owning more than 30% of the outstanding principal of the Notes, Company shall pay all outstanding principal and interest on the Notes without further demand. Upon the occurrence and during the continuance of an Event of Default, interest will accrue at 7.5%.

Description of Securities

The Notes evidence a fixed-debt obligation, as opposed to an equity interest, and therefore the Noteholders only receive the regularly scheduled principal and interest payments and do not receive any other payments as a result of the Company's growth or income. However, in the event of a bankruptcy or liquidation of the Company, debt is paid before equity, and therefore the Notes would get paid prior to any payments related to an equity interest, but the holders may not be repaid in full depending on how much cash the Company has. All of the Company's equity interests are owned by BlocPower LLC and are not part of this Offering. If the Company were to issue additional equity interest, it would not affect the right of payment to the debt holders in the liquidation of bankruptcy.

 There are no other classes of debt securities of the Company. In the future, the Company may issue additional debt securities. Any such additional debt securities would either be subordinate to the Notes (i.e., second in right of payment) or pari-passu with the Notes (i.e., paid in the same rank as the Notes). In the future as well, the Company may engage tax equity financing in connection with certain solar transactions, which may result in additional payment obligations, which should be subordinate but may require a delay in execution of some of the Borrower's remedies in event of default.

Limitation on Voting Rights

The holders are not entitled to vote on any matters of the Company, however, if the Company were to enter bankruptcy, the Noteholders would have certain voting rights as unsecured creditors. BlocPower LLC has 100% of the voting rights of the Company.

Effect of Principal Shareholders Rights on Purchasers of Security being Offered

Blocpower LLC has all of the voting equity of the Company and is the sole member of the Company. Accordingly, Blocpower has the sole ability to control the day-to-day operations of the Company, including but not limited to additional financings, that could materially impact the Company's ability to meet its Note obligations. Noteholders have no ability to influence Company action.

Transactions with Related Persons.
The Company has engaged in the below related party transactions to date (as of 3/1/2022)

Entity Name	Relationship with Company	Nature of Transaction	Entity's Interest or Amount in Transaction
BlocPower Energy Services 1 LLC	Sister Company	Equity investment in Memorial UMC	$122,194.84
BlocPower Energy Services 1 LLC	Sister Company	Equity investment in Cornerstone Parsonage	$6,050.00
BlocPower Energy Services 1 LLC	Sister Company	Equity investment in First Presbyterian	$286,670.00
BlocPower Energy Services 1 LLC	Sister Company	Equity investment in Union UMC	$72,208.00
BlocPower Energy Services 2 LLC	Sister Company	Equity investment in Manida St Project	$32,250.00
BlocPower Energy Services 2 LLC	Sister Company	Equity investment in W 129th St Project	$27,183.50
BlocPower Energy Services 2 LLC	Sister Company	Equity investment in Prospect Ave Project	$2,450.00

BlocPower Energy Services 3 LLC reserves the right to make equity investments in the BlocPower Project Cos and make loans to BlocPower LLC to use as sponsor equity investment into BlocPower Project Cos, in each case, to be used for clean energy projects. These equity investments will help fund clean energy and energy efficiency projects that will be supported by customer lease payments. Projects in other BlocPower Project Cos are backed by 1.2x debt service coverage ratios and underwriting criteria sponsored by Goldman Sachs and Inclusive Prosperity Capital.

As with any loan, there is always a risk that the borrower will not repay the loan. If BlocPower LLC were to borrow from the Company, it is incentivized to repay the loan because a default under that loan would result in a cross default of BlocPower LLC's other debt facilities.

The Company will be charged by BlocPower, an annual fee paid up to the parent to cover insurance, software, banking, accounting and other costs incurred by the parent on behalf of the Company included in the management services agreement. BlocPower otherwise is paid by dividends from the Company, after all debt service and expenses are paid. Project assets are determined based on book value of the projects i.e. the cost to build.

Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Transactions with related parties may or may not be done at fair market value.

Modification and Termination

The terms of the security cannot be modified solely by the Company once the Notes are issued to investors. Per Regulation CF, the terms of the security could be modified by the Issuer during the raise process, but that would be considered a material change and require investor reconfirmation. Once the Offering has Closed (Close Date), the Issuer cannot modify the terms. See Appendix 1 for more information.

Restrictions on Transfer of Securities being Offered: Pursuant to Regulation CF

The Notes being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued except for limited circumstances. For further information see Appendix 1. After the one year period, any transfer or sale of the Notes must receive prior written consent from the Issuer to ensure accurate records of ownership among other material items.

Valuation Methodology

The Notes are a debt instrument and are, therefore, valued based upon their respective original principal amounts. The Company believes that the annual interest rate applicable to the Note is reflective of general market terms for similar securities with, as of 2/22/2022, a premium of 3.572% over the 10 year U.S. government Note (1.928%), and a 2.125% premium over the consumer 15 year fixed mortgage rate (3.375%). While US government securities have no credit and prepayment risk like the Notes, they serve as a base comparison for 10 to 15 year fixed income securities.

Financial Condition

THIS SECTION CONTAINS CERTAIN FORWARD-LOOKING FINANCIAL STATEMENTS AND/OR PROJECTIONS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN SUCH FORWARD-LOOKING STATEMENTS AND PROJECTIONS AS A RESULT OF VARIOUS FACTORS, INCLUDING THE RISKS TYPICALLY ASSOCIATED WITH THIS TYPE OF ENTERPRISE AND CHANGES IN THE MARKET. BLOCPOWER ENERGY SERVICES 3 LLC UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS AND PROJECTIONS THAT MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES THAT OCCUR AFTER THE DATE OF THIS OFFERING STATEMENT OR TO REFLECT THE OCCURRENCE OF ANY UNANTICIPATED EVENTS.

Financial Statements for Fiscal Year 2021

Financial statements provided here are prepared in accordance with U.S. generally accepted accounting principles. The Financial Statements included in Appendix 3 have been audited by a public accountant that is independent of the Company.

Because the Company was formed on January 4, 2021, the Financial Statements represent an interim period from when the Company was formed until June 30, 2021. BlocPower Energy Services 3 LLC has met all of its financial commitments per the terms in its previous raise including but not limited to: has not defaulted, has kept six months of cash reserves, has not paid a dividend up to the Parent, and has not created any liens on its assets.

Financial Milestones & Anticipated Revenues

The Company has an immediate source of projects available to put funds raised in this debt offering to work. The average size project is typically between $25,000 and $200,000, and takes an average 1-2 months to go from lease signed to installed and generating lease payments (revenue). Below are key milestones to grow the Company, generate cash to pay debt holders, and become profitable.

In place

- On January 10, 2021, two projects already in construction/fully paid for were transferred in, as an in-kind equity investment by BlocPower LLC, with asset value of approximately $75,000
- As of February 15, 2021, an equity injection of $100,000 in Cash from BlocPower LLC, its parent company, as initial operating capital

First Quarter and Second Quarter 2021

- 3 seed projects (including the two contributed on January 10, 2021) generating revenues for BPES3: Marc Dr., Putnam Ave., and Saddle Ridge Rd.
- Completed first crowdfunding raising $997,250
- Parent company generated nearly 400 project leads in the month of April stemming from CEO's congressional testimony, available for Company

Third and Fourth Quarter 2021

- Additional 6 projects completed construction; 5 transferred to the Company and 1 in a Sister Company - Marshal St, Galleon St, Stowe St, NE Grand Ave, 48th St, and West 129 St.
- 3 projects signed ESAs and began construction. Brockhurst St, Helen St, and Outlook Ave.
- $50,131.26 loan to BlocPower LLC for St. Gregory House of Worship energy efficiency project
- $487,122.84 of equity investment to BlocPower Energy Services 1 LLC projects
- $32,250.00 of equity investment to BlocPower Energy Services 2 LLC project
- $458,188.78 of total investment into BlocPower Energy Services 3 LLC projects (8 of which are fully operational, and the remaining in construction)
- $99,222.79 cash on hand
- An additional 7 projects have officially signed their ESA and project completion is expected to begin before the end of Q2 2022. West Center St, Prospect Ave, Union St, 36th St, Mount Joy Place, Pacific St, and Berkeley Place.
- BlocPower Energy Services 3 has met all of its financial commitments per the terms in its previous raise: has not defaulted, has kept 6 months of cash reserves, has not dividend up to Parent, and has not created any liens on its assets.

Q1 2022

- Crowdfunded second raise of $1,000,000
- Complete signing additional Leases
- Equipment ordered
- Equipment installed
- Equipment operational
- Apply for Incentive reimbursements

- Additional equity from BlocPower as needed to build out projects
- First Lease payments from additional projects
- Receive incentive reimbursements

Q2 2022 and forward
- Crowdfund to raise additional $25,000 to $2,000,000
- Expects to be able to deploy all capital raised in the second and third Crowdfund expeditiously -- revenues streams to cover Company expenses including debt service
- Pay first, second, and third Note annual payments to Crowd investors
- Company income (via project revenue and investment income) to target a 1.2x debt service coverage
- Company to consider raising additional debt capital to add more projects which will further diversify its project portfolio thus continuing to reduce revenue risk from any one Lessee
- No debt taken on by the Company will be senior to any Crowdfunded Note.

The Company plans to manage the portfolio of projects owned and operated by the Company to a minimum debt service coverage ratio (DSCR) of 1.2x (generally similar to how BlocPower subsidiaries manage certain other affiliate portfolios) on average, once the projects are fully operational. That means the Company Revenues minus Operating Expenses plans to be a minimum 20% greater than the annual payment due on its debt service for this Note. The Company seeks to keep this threshold for each individual project as well, however, it may, based on its due diligence, risk- manage to reach a wider building population selectively and go below this on individual projects.

For every dollar of debt raised, the Company can achieve a greater value in projects implemented. Once the Company or another BlocPower subsidiary completes a project, that project is eligible for various cash incentives established by federal/state/local governments. These incentives can significantly reduce the net cost for an energy efficiency project by an estimated **35%.** (For renewable energy projects, it is an estimated 26%). That means a dollar from the Crowd goes much further. In addition, the **BlocPower parent plans, although not obligated, to add equity to projects selectively** alongside incentives, and the debt from the Crowd to accelerate BlocPower's ability to accomplish a goal of $50 million in projects done by year-end 2022 across all affiliates. The below projections show how this can affect the increased asset value of the Company.

The Company has structured its Note offering to be fully amortizing which means it is paying back principal each year along with accrued interest. This is purposeful to help the Company better match its revenue stream of long term amortizing Lease payments.

While the Company hopes to raise the maximum Crowdfunds and accomplish its goals to accelerate greening of urban communities, **the Company is sustainable with varying levels of capital infusion from the Crowd as each project, whether owned and operated in the Company or another subsidiary, is targeted to be self-sustaining once fully operational.**

Anticipated Revenues[4]

As of 2/21/2022, the Company is receiving revenue from nine projects: Marc Dr., Putnam Ave., Saddle Ridge Rd., Marshal St., Galleon St., Stowe St., NE Grand Ave., 48th St., and West 129 St. The Company also has 10 projects and equity investments in 6 projects in other subsidiaries that are soon to be generating revenue, and 1 loan to BlocPower LLC that is to be paid back to BlocPower Energy Services 3 LLC.

Company revenues may be from both capital and operating lease payments for energy efficient upgrades and potentially from leases, PPAs, or other similar renewable energy contracts with building customers. The projects generating these revenues are either directly owned and operated in the Company or from ownership of projects owned and operated in other subsidiaries. Operational challenges to any particular project's implementation -- from due diligence through to billing customers -- can always exist with a project; however, the Company will be leveraging BlocPower's eight years of experience with over 1,000 projects completed. Included as well is access to current staff and departments, a fully vetted pipeline of projects and a fiscal position to continue growing talent and capabilities.

The leases are generally for a term of 15-20 years. The total lease costs project cost generally range from $15,000 to $200,000, with monthly payments for the customers ranging from $40 to $2,100. If the Company raises the maximum goal of $2,000,000, the Company anticipates having as many as 122 projects completed by the end of Q1 2023, generating an annual revenue starting in 2022 of $552,767 across the subsidiaries in which they operate.

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[4] Anticipated revenues and project numbers include both BPES3 owned projects and projects in other BlocPower Project Co.. Project assumptions are reflected regardless of company location. Assumes 2nd Crowdfund raises $1 million

Figures 5. and 6.[5] are provided to show projections at the minimum and maximum goals for the raise to demonstrate the Company's growth flexibility.

The below Figure 5. provides a projection for how the Company expects to ramp up its project portfolio in its first full year (2022) if it raises the full $2,000,000. On average, once a lease is signed, projects (sized based on the current pipeline) can be fully operational and ready to generate lease payments within 2 months.

- The Total Asset Value reflects the full costs of BlocPower projects. Projects are financed by debt and equity investments, with incentives reducing the net cost.
- Total Asset Value assumes projects from the list above to be owned and operated (unless otherwise noted) in the Company plus additional projects either owned directly in the Company or in subsidiaries. Additional projects in the pipeline are assumed to be of 'average-size' (estimated at $20,000-$200,000).
- Monthly customer lease payments from a projected 91 projects ramp up to $85,620 by Q4 2022.

	3/31/2022	6/30/2022	9/30/2022	12/31/2022
Installed Asset Value	$1,644,135	$3,315,564	$6,658,421	$9,149,457
Monthly Lease Payments	$15,464	$31,133	$62,472	$85,620
Cumulative Crowd Debt	$2,000,000	$4,000,000	$4,000,000	$4,000,000
Number of Newly Constructed Projects[6]	28	11	22	30

Figure 5. Pipeline Conversion Estimates, assumes $2,000,000 raised in April 2022

The below Figure 6. provides a projection for how the Company expects to ramp up its project portfolio in its first full year (2022) if it raises the minimum goal of $25,000.

	3/31/2022	6/30/2022	9/30/2022	12/31/2022

[5] Anticipated revenues and project numbers include both BPES3 owned projects and projects in which the entity invests sponsor equity. Project assumptions are reflected regardless of company location. Assumes 2nd Crowdfund raises $1 million.

[6] Includes projects completed to date and new projects completed within the quarter. Assumes 2nd Crowdfund raises $1 million.

Installed Asset Value	$1,644,135	$3,023,064	$5,780,921	$6,799,385
Monthly Lease Payments	$15,464	$28,104	$53,384	$63,530
Cumulative Crowd Debt	2000000	$2,025,000	$2,025,000	$2,025,000
Number of Newly Constructed Projects[7]	28	9	19	6

Figure 6. Pipeline Conversion Estimates, assumes $25,000 raised in April 2022.

Anticipated Annual Expenses

- Operations and Maintenance -
  - **For operating leases** - the Company pays for Operations and Maintenance; this cost is locked in by contract at the time of the project installation, typically handled by the Installer.
    - The contract locks in a flat expense plus escalator.
    - For capital leases - no cost to the Company - customer pays directly for the Operations and Maintenance contract
  - **Unscheduled Maintenance** is budgeted to account for any force majeure
- **Management fee -** annual fee paid up to the parent to cover insurance, software, banking, accounting and other costs incurred by the parent on behalf of the Company; included in the management services agreement.
- **Annual Debt Service Payments** - these fixed payments related to the Notes are paying both interest and principal annually

Lease Default Reserves
- Generally, BlocPower forecasts low default risk
  - Building customers are vetted for historical payment performance
  - Low lease monthly lease payments seek to provide net lower energy costs to a building putting them in a better financial position to pay
  - Building owners generally prioritize payment of utility-related bills due to the importance of these services[8].

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[7] Includes projects completed to date and new projects completed within the quarter. Assumes 2nd Crowdfund raises $1 million.
[8] https://www.washingtonlawhelp.org/resource/prioritizing-debt-which-bills-do-i-pay-first

- BlocPower in addition to targeting a 1.2x DSCR for the portfolio
  - The Company will hold at least 6 months of debt service in Cash or Cash Equivalents

The Company's financial projections for the next 5 years are below, based on 2021 sales projections. Projections include projects owned directly within BlocPower Energy Services 3 and equity investments into related BlocPower entities.

Financial Projections[9]

	2021	2022	2023	2024	2025
Project Income - Directly Owned	$11,851	$212,736	$405,890	$409,949	$414,048
O&M	$4,441	$26,309	$36,439	$36,804	$37,172
Operating Income - Directly Owned	$7,409	$186,428	$369,450	$373,145	$376,876
Project Income - Indirectly Owned	$0	$340,031	$907,241	$916,313	$925,477
O&M & Portfolio Fees	$0	$51,005	$136,086	$137,447	$138,821
Project Loan Payments	$0	$204,092	$567,908	$567,908	$567,908
Operating Income - Indirectly Owned	$0	$84,935	$203,247	$210,959	$218,747
Total Operating Income	$7,409	$271,362	$572,698	$584,104	$595,624
Unscheduled Maintenance	$119	$2,977	$6,091	$6,209	$6,328
Management Fee	$2,565	$7,993	$9,442	$9,472	$9,503
Net Cash Flow	$4,726	$260,392	$557,164	$568,422	$579,793
Debt Service		$116,029	$464,117	$464,117	$464,117
DSCR		2.27x	1.21x	1.24x	1.26x

Figure 7. Financial Projections as of March 1, 2022 of the 122 potential underlying projects outlined, assumes $2,000,000 raised in April 2022

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[9] Assumes 2nd Crowdfund raises $1 million.

	2021	2022	2023	2024	2025
Project Income - Directly Owned	$11,851	$188,772	$213,060	$215,190	$217,342
O&M	$4,441	$17,851	$19,439	$19,634	$19,830
Operating Income - Directly Owned	$7,409	$170,921	$193,621	$195,557	$197,512
Project Income - Indirectly Owned	$0	$240,163	$457,448	$462,023	$466,643
O&M & Portfolio Fees	$0	$36,025	$68,617	$69,303	$69,996
Project Loan Payments	$0	$154,548	$292,827	$292,827	$292,827
Operating Income - Indirectly Owned	$0	$49,591	$96,004	$99,892	$103,819
Total Operating Income	$7,409	$220,513	$289,624	$295,449	$301,331
Unscheduled Maintenance	$119	$2,384	$3,091	$3,151	$3,212
Management Fee	$2,565	$7,871	$8,053	$8,069	$8,085
Net Cash Flow	$4,726	$210,258	$278,481	$284,229	$290,035
Debt Service		$116,029	$234,959	$234,959	$234,959
DSCR		1.83x	1.20x	1.22x	1.25x

Figure 8. Financial Projections as of March 1, 2022 assumes $25,000 raised in April 2022

Liquidity and Capital Resources

The Company currently has $110,866 in Cash and Cash Equivalents ("Cash") as of March 1, 2022.[10] This Cash is available to fund projects alongside the debt raised in this Offering, manage any

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[10] The Company considers Cash as monies generally in commercial bank accounts and Cash Equivalents as investments with an original maturity of less than 90 days that are very liquid.

timing mismatch of cash flows from customer leases vs. debt service payments, maintain reserves, among other uses. The Company expects to be able to handle any temporary differences in the underlying lease payments and debt service. The Company has maintained, as committed to, a minimum of six months debt service in cash or cash equivalents in its operating accounts.

The proceeds of this raise are not required for the viability of the Company, but are instrumental in its growth. The Use of Proceeds outlines the critical nature of the raise to meeting our growth business plans.

Through its parent, the Company has indirect access to a $500,000 line of credit to be used as required, including for construction of projects to be purchased by the Company. Should additional liquidity be needed by the Company, the parent entity is incentivized to support its investment through further contribution of funds, however it is under no obligation to do so. Besides the current Cash, line of credit, lease payments from the projects[11], capital contributions from the parent and the crowd-funded debt, there are no other capital resources for the Company at this time.

The Company is generating revenue through lease payments from nine projects as of March 1, 2022 and shortly plans to have additional revenue from projects soon to operate and generate cash flow. The Company has sufficient funds to pay 12 months of operations, in event of revenue delays. Due to the low cost structure of the Company and the management agreement with the parent company to cover all staffing costs, project lease payments that have just started to come in and are expected to ramp up to full operating leases by end of 2022, will enable the Company to operate through the maturity of the notes and beyond.

Please see the list of the Risks associated with an investment when utilizing the financial forecasts prepared by the Company.

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[11] Projects both directly owned and operated in BPES3 and projects in sister-entities in which BPES3 has invested equity

Regulatory Information

Tax

Investors will be provided with tax information on an annual basis related to their investment. It is important that investors keep their information up to date with the Company during the life of the investment in order to receive this information on a timely basis.

Disqualification

No Disqualifying event has been recorded in respect to the company or its officers or directors.

Annual Reports

The Company plans to provide Annual Reports to investors, available within 120 days of the end of the issuers most recent fiscal year. The Company's fiscal year ends on December 31. Appendix 3 has a Financial Statement for 2021. The Company will post future Annual Reports on EDGAR, the SEC's website, and subsequently on its website https://bpes3.blocpower.io/.

Compliance Failures

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company Risks

Customer Repayment Risk

There is a risk that the customers fail to make payments to the Company and default under the leases. Although the Company has the right to remove equipment from a building upon a customer's default under the lease, some of the equipment is difficult to remove and still retains residual value (i.e. insulation) which results in limited or no cash recoupment from the equipment which proceeds would be used to pay the Investors. Also, given the importance of heat pumps, the Company may not want to remove them from the property. This could impact accounts receivable and the cash available to repay Investors.

The Company asset size and project numbers will be small initially, at least for the near term future, and thus carry a lack of diversification risk. The more projects and sources of revenue as the Company adds more projects and funding in the future, the less dependent the Company is on any particular project to ensure it can meet its financing obligations.

Project delay risk

The Company could experience unforeseen contractor/supplier issues such as lack of resources, delay in materials from manufacturers, inability to access building properties, especially as a result of the COVID-19 pandemic. The Company could then experience delays in their ability to meet targeted commercial operation dates and monthly lease payments from building customers.

Accounts receivables could be lower than expected and impact the Company's ability to pay Investors.

Limited operating history

The Company and its Business (defined below) are continuing to be developed, in part, with the proceeds of the Offering. The Company, which was organized in January 2021, has just begun to generate revenue. The revenue-generating customer lease payments for funds raised have yet to be deployed. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications, and delays usually encountered by companies in their early stages of development; however, the Company will benefit from its parent's, BlocPower, eight years of operational history and know-how. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Natural Disaster

There is the possibility that a natural disaster or other events beyond the control of the Company could cause damage to the equipment. This would be especially devastating as we are regionally concentrated in New York. This may cause unexpected replacement costs and negatively impact financial returns. While the equipment is covered by a number of insurance policies, including an inland marine insurance policy during the construction period, and under the customer's property insurance during the operating term, both to cover replacement costs for potential damage, all possible damage may or may not be covered by the insurance company or the insurance coverage may not be adequate.

Change in Regulations

The Company is subject to legislation and regulation at potentially all levels of government - federal, state, and local. Regulations are continually being reviewed and we expect that court actions and regulatory proceedings could change the Company's obligations under applicable federal, state, and local laws, which cannot be predicted.

The Company greatly benefits and expects to continue to benefit from federal/state/local incentives that serve to significantly reduce the costs to construct and run projects. While the initial set of projects coming out of this raise should not be impacted given how quickly they will be implemented, changes to incentives could impact the overall sector growth and BlocPower's business.

Software/Hardware failure

With all technology, there is a possibility of having unexpected software or hardware failures. If this occurs, it would require repair or replacement. This would inhibit the operation until repaired or replaced, and create an additional cost burden to the Company, if not covered by warranty at the time reducing the profit margin for the investors. The Company in many cases guarantees that systems will operate for customers, and in these cases, holds ultimate responsibility for maintenance and functional status of these systems. While the Company does utilize to the extent possible long term manufacturer warranties, installer warranties, third party maintenance contracts, and insurance policies of various types, there is no guarantee these will cover the full range of possible failures of or damages to the systems.

Reliance on Contractors

We depend on energy efficiency and renewable energy contractors and subcontractors to assess and install energy efficiency solutions, and maintain performance in certain cases over the life of the contract, typically a 15 year period. Our ability to meet obligations to customers and partners may be adversely affected if suppliers or subcontractors do not perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or more subcontractors.

Project Uncertainty

While the Company has identified projects to finance, the Company has discretion to make changes to this list and can add additional projects if the maximum amount is raised. While the Company has a well developed Underwriting process and intends to select similar projects in building customer profiles as the projects listed, there is a risk that these projects may have unforeseen issues that will negatively impact the lease payments.

There is a risk that the Company won't be able to identify alternative projects to include due to competition or other reasons, and the total revenues from lease payments will be reduced which may impact the company's ability to pay its debt obligations. The Company has the right to add new lines of business and new projects in the future. The risks associated with those are unknown, and could result in negative impact to the ability of the Company to pay its debts. The Company focuses on projects for single family homes which may take additional customer assistance in order to move to contract, small multifamily (generally 2-4 units), and medium to larger multifamily units (4+) outside the state of New York, which is where BlocPower has deeper contractor relationships.

The loans made to BlocPower LLC for temporary construction loans and sponsor equity into other project companies is unsecured and subordinate to all other debt obligations of BlocPower LLC. This increases the risk that those loans would not get repaid.

General economic conditions

The success of the Company can be impacted by general economic conditions — adverse economic conditions could impact the Company's ability to collect lease payments and the Company's ability to find quality projects should the Company need to substitute projects in the future.

COVID-19

COVID-19 may impact the Company's ability to complete projects on a timely basis. Contractors and access to building premises could experience delays or additional unexpected expenses. Building owners may experience unexpected financial difficulties given unemployment rates and illness amongst tenants and thus default on or delay their lease payments which in turn would impact the Company's ability to meet its debt obligations. Property owners in certain impacted industries may lose their jobs or remain unemployed, which could impact their ability to make financing payments.

Some site visits do continue. While BlocPower has developed a COVID-19 protocol and methodology to keep employees, contractors, community members, and building residents safe during the onsite assessment and installation phase of clean energy projects, there are no guarantees that the Company's efforts will be successful.

Undercapitalization

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Asset Liability Cash Flow Mismatch

The lease payments may not exactly match the Company's obligations under the Notes thus leaving the Company without the cash flow to pay Note obligations. The projects also are relying on money back from incentives to maximize projects developed and there is always a risk that there is a delay in receiving the incentives back in a timely manner.   The Company must ensure they manage the potential for cash flow mismatch by maintaining cash reserves and debt service coverage.

Energy Market Risk

The energy efficient industry is an emerging market that is constantly evolving and may not develop to the size or at the rate we expect. It may take several years to fully develop and mature, and we cannot be certain that the market will grow to the size or at the rate we expect. Any future growth of the market and the success of our service offerings depend on many factors beyond our control, including recognition and acceptance of the energy efficient upgrades by consumers, the pricing of alternative sources of energy, a favorable regulatory environment, the continuation of expected tax benefits and other incentives, and our ability to provide cost-effective service offerings. If the market is not widely accepted, it may affect our ability to receive funding. If there were declining macroeconomic conditions (i.e. job markets and residential real estate markets), this could impact customer's financial viability and credit to enter into long-term contracts, even if such contracts would generate immediate and long-term savings.

Unsecured Fixed Income Note Risk

Limited Upside Potential

With fixed income securities (such as the Notes), there is a promise by the Company to pay you interest and your principal investment back in the future (pursuant to the applicable terms and conditions of such security). The amounts payable on the Notes are fixed amounts. Unlike an equity investment, a Noteholder does not have the ability to participate in the upside potential that an equity investor does if the Company is very successful.

Credit Risk

There is no guarantee that the Company will be able to make the fixed amounts payable to a Noteholder or for that matter pay other liabilities. If the Company should default on a scheduled payment, goes into bankruptcy, becomes insolvent, or otherwise is unable to pay its debts as they become due, then the Company may not be able to satisfy its payment obligations under the Note, and an investor may therefore either suffer a loss of their investment or not realize their anticipated return on their investment.

Unsecured Risk

The notes are not secured by specific collateral; that is, the noteholder has no special rights to the assets of the Company in order to reclaim their investment. Rather, in a bankruptcy scenario, the noteholders rely on a trustee to sell the assets and pay the noteholder with the proceeds of the assets. The Company will not pledge any of its assets to other creditors, so no other creditors will have rights to its assets ahead of the noteholders.

The loans made to BlocPower LLC for temporary construction loans and sponsor equity into projects owned and operated in other subsidiary companies, or direct equity investments into BlocPower LLC subsidiaries are unsecured and will be subordinate to all other debt obligations of BlocPower LLC and/or the subsidiary. The Company can invest up to 40% of cash raised from Noteholders in this manner. While the Parent Company has the option to cover any shortfalls if needed, these investments being unsecured and subordinated increase the risk that Noteholders will not get paid in a timely manner, or may lose their investment. For investments that take an equity position, there is no obligation of the BlocPower Project Cos to pay dividends up to pay their equity investors and must pay all other obligations of that company first, thus further increasing the risk that cash will not be repaid to the Company.

Valuation Risk

While the Company believes that the interest rate on the Notes is generally reflective of market terms for an investment of this nature, there is currently a very limited market of comparable offerings to reference. Unlike listed companies that are valued publicly through market-driven trading, the valuation of securities of private companies, especially startups or in early stages, is difficult.

Interest rate risk

Interest rates fluctuate over time and may go up or go down. If interest rates go up (for example from 5.5% to 6.5% for a similar investment) in the future, your investment will maintain its original lower coupon rate. Subject to any applicable restrictions on the transfer of such Notes, if an investor desires to sell their Notes to someone else, a third-party, such third-party may require a discount from your, the investor's, original investment amount, which would cause them to potentially realize a loss on their investment.

Volatility in interest rates may come from a wide variety of factors and can be very difficult to forecast. For example, rate moves may come from fundamental factors such as central bank announcements related to monetary policy due to inflation concerns and economic growth. Another example impacting interest rates can be geopolitical risk and shocks to the equity markets. Uncertainty in global and financial markets can have a negative impact on interest rates, and demand for securities that themselves are more risky inherently.

Call (Prepayment) risk

The Notes, at the option of the Company, can be repaid at any time. The Company is obligated to give Note Holders their remaining principal investment back plus any interest that is accrued up to the call date; in return for this option, the Company has also promised to pay Noteholders a penalty for prepaying early. See the Optional Prepayment section. However, when you go to reinvest your money, current interest rates may be lower, and if so your new investment would carry a lower interest rate which may not be compensated fully by the extra cash you get from the prepayment penalty.

Limitations on recourse

There is no guarantee of repayment, or recourse for the note holders against the Company.

Limited opportunity to cure

Investors will not receive any notice of default, material changes, or other problems with the Company, construction or operation of the Project.

There are no provisions for investors to collectively agree to new terms with respect to the Notes or restructure or reschedule amounts due on the Notes. There are no provisions for investors to collectively pursue repayment of the Notes. There are no provisions for investors to communicate with each other or take any collective action.

No Public Market; Restrictions on Transfer

There is no public market for, and the investor may be unable to sell, the Notes. The Company's offer and sale of the Notes will not be registered under the Securities Act or under any state securities laws. No transfer of the Notes may be made unless the transfer is registered under the Securities Act and applicable state securities laws, or an exemption is available. As a precondition to the effectiveness of any such transfer, the Company may require the transferor to provide it with an opinion of legal counsel stating that the transfer is legal and to pay any costs the Company incurs in connection with the transfer.

Raise Green Compensation

The securities issued as compensation to Raise Green are issued outside of the offering and as a result, increases the Company's leverage.

General Crowdfunding Risks

Speculative

Investments in startups and early-stage ventures are speculative and these enterprises can fail. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. You should be able to afford and be prepared to lose your entire investment.

Illiquidity

Pursuant to state and federal securities laws, you will be limited in your ability to resell your investment for the first year and may need to hold your investment for an indefinite period of time. Unlike investing in companies listed on a stock exchange where you can quickly and easily trade securities on a market, you may have to locate an interested buyer when you do seek to resell your crowdfunded investment.

Cancellation Restrictions

Once you make an investment commitment for a crowdfunding offering, you will be committed to make that investment (unless you cancel your commitment within a specified period of time).

Limited Disclosure

The Company may disclose only limited information about the Company, its business plan, the offering, and its anticipated use of proceeds, among other things. An early-stage company may be able to provide only limited information about its business plan and operations because it may not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements, and certain companies may not be required to provide annual reports after the first 12 months. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events—continuing disclosure that you can use to evaluate the status of your investment. In contrast, you may have only limited continuing disclosure about your crowdfunding investment.

Investment In Personnel

An early-stage investment is also an investment in the entrepreneur or management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should also be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud

As with other investments, there is no guarantee that crowdfunding investments will be immune from fraud.

Appendix 1. Important Information About the Crowdfunding Process

Investors should read carefully.

Delivering Securities to Investors

The Company will work through Raise Green's FINRA compliant regulated Funding Portal to conduct the Regulation Crowdfunding offer of securities. Securities will be delivered through electronic transmission.

Remuneration for Raise Green

Remuneration for Raise Green is only paid if this raise is successful in meeting its target amount. Raise Green will be paid a flat 5% of the amount raised which is withdrawn directly from the escrow account before disbursing funds to the Company. Raise Green also will receive securities of the same class and having the same terms, conditions, and rights as the securities being offered or sold during the offering that total an amount equal to 1% of the securities sold in the offering.

Investing Process

To invest in an offering, Investors must have an Account with Raise Green. Raise Green collects certain personal information to run a Know-Your-Customer and Anti-Money Laundering check on each investor at no cost to the investor. An individual must be 18 years of age to invest. Investors that are non-US residents may not be able to participate in the Offering due to local securities laws. Please see more information available in the Raise Green educational materials (FAQ).

After you select to invest on the Raise Green investor Marketplace, if you do not already have an Account set up, you will be asked to provide certain information to enable Raise Green to set up your Account. You will also need to sign a Subscription Agreement for the investment you have selected in order to purchase the Securities and select your payment method. The Purchaser's funds for payment will be deducted and then held in escrow with North Capital Securities, an independent escrow agent, during the Raise.

Subscription Agreement

Subscription Agreements are an investor's application to participate in the crowdfunding offering and include the Terms of the investment attached as Appendix 1 to the Subscription Agreement. It is a two-way agreement between the issuer to sell and the investor to purchase an agreed-upon amount of securities at an agreed-upon price. A Subscription Agreement is typical with private security offerings like those under Regulation Crowdfunding. The Subscription Agreement is not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds for the investment amount will be returned without interest or deduction. Certain payment methods may have additional fees that will be disclosed at time of purchase; those additional fees will be returned to the investor if their transaction is canceled.

Progress during an Offering

Raise Green investor marketplace will display on the issuer's Offering Page, an investment progress bar and Updates regarding the Offering. For those with investment commitments in the offering already, you will receive certain email notifications from Raise Green. Investors can ask questions of the Issuer during the offering period on the "Q&A" (also referred to sometimes as the Forum) tab on the Issuer's Offering Page. You must be signed into your Raise Green Account in order to be able to ask your question, however.

Target Offering Amount and Maximum Offering Amount

A company selects a minimum Target Offering Amount for a raise and may also select a Maximum Offering Amount. If the total amount of investor commitments does not meet or exceed the Target Offering Amount by the deadline for the Offering (Close Date), the Offering is canceled, no securities will be sold, investors will receive a full refund of their investment commitment, with no interest or deductions, and the issuer will not receive funds.

Cancellation

Investors may cancel an investment commitment for any reason up until 48 hours prior to the deadline (Close date) of the Offering period. The Close date can be found in the Offering materials and on the Issuer's Offering page on the [Raise Green](#) portal. For example, if the deadline is Dec 24th, you can cancel until Dec 22 at 11:59 PM EST. Once within the 48 hours of the Close date, you can no longer cancel your investment commitment, even if your investment commitment was submitted within the 48 hour time period.

You cancel your investment commitment directly on the Raise Green portal. Sign into your Raise Green Account and navigate to your Portfolio. Identify the transaction you would like to cancel, and click cancel. If you need any assistance at any point, please reach out to the Raise Green team at investors@raisegreen.com.

Early Close, "Rolling" Close, and Material Changes

Raise Green, as the intermediary conducting the offering, will notify investors when the Target Offering Amount has been met.

If the issuer reaches the Target Offering Amount in settled funds prior to the Offering Close date, the Offering has been available for investment for at least 21 days, there are at least 10 days left before the Offering's Close Date, and the Company continues to meet or exceed the Target Offering Amount in settled funds on the date of the expedited Offering deadline, the issuer may choose to close the offering at an earlier date i.e., an "**Early Close**". Raise Green will provide notice to all potential investors of the Early Close date via the Update Section on the Offering Page, and to all investors with investment commitments in the Offering via email, at least 5 business days before the Early Close date (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). The notice will inform investors of: the anticipated Early Close date, their right to cancel an investment commitment for any reason up until 48 hours prior to the Early Close date, and whether the Issuer will continue to take commitments during the 48 hour period.

If the Offering has reached 120% of the Target Offering Amount in settled funds, the Company may also choose to conduct the first of a series of closes i.e., "**Rolling Close**", if RG consents and proper thresholds and requirements have been met. Each Rolling Close will follow the same process as if it were an Early Close, except the Company will continue to accept investment commitments after the Rolling Close has been completed. After the initial Rolling Close, provided that the Offering has met the proper thresholds and requirements, and the date generally is no less than 3 months from the previous Rolling Close date, the Company may conduct a subsequent Rolling Close. As with the one-time Early Close, for each Rolling Close, the Raise Green on behalf of the Company must provide notice to all investors and in email to investors with investment commitments, at least 5 business days in advance of the Rolling Close date. The notice will inform investors of: the anticipated Rolling Close date, their right to cancel an investment commitment for any reason up until 48 hours prior to the Rolling Close date, and whether the Issuer will continue to take commitments during the 48 hour period. All investment commitments included in the Rolling Close will receive a countersigned subscription agreement from the Company and email communication as evidence of their purchase transaction, and the Company will receive the funds from those investment commitments from the Escrow Bank. Once a Rolling Close has been conducted, any investors whose investments have been confirmed via a countersigned Subscription Agreement and whose funds have settled in escrow and been disbursed through the company are now investors in the Company. If an investor's investment commitment was completed in a Rolling Close, and the investor decides to invest again in the same Offering, they will do so by initiating a new investment commitment subject to the cancellation rights of the relevant period.

In the case of a material change to the issuer or offering terms during a raise, any investor with a commitment in the Offering will receive a notification via their email on file of this material change and that their investment will be canceled unless the investor reconfirms his or her investment within five (5) business days of receipt of the notice. If the investor fails to reconfirm the investment within the five (5) business days, the investment will be cancelled, and a notice of the cancellation and reason will be sent to the investor. Raise Green will direct the investor funds for the amount of the investment to be refunded if they have been debited, without interest or deduction. In the case of a Rolling Close, if there is a material change to the Company or the Offering post the Rolling Close Date, investment commitments that were included in the Rolling Close do not have the right to cancel their investment anymore as they are already investors in the Company.

Oversubscribed

If the Offering is oversubscribed e.g., the investor interest is over the Target Offering Amount, the issuer plans to allocate investor commitments on a first-come first-served basis. The Company is under no obligation to, but may choose to, accept any additional subscriptions for the Notes once the Company has received subscriptions for the maximum amount of the offering. Investors should take this into consideration when they consider the timing of placing their investment commitment.

Restrictions on Transfer of the Securities Being Offered Within the First Year

The securities being offered generally may not be resold by any purchaser of such securities for a period of one year beginning when the securities were issued, unless such securities are transferred: (1) to the issuer of the securities; (2) to an "accredited investor"; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

After the one year period, any agreement to transfer or sell the securities will be authorized only by the written confirmation of both the investor and the Company. Without limiting the foregoing, the Company shall not recognize and shall issue stop-transfer instructions with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with applicable law. Before any proposed sale, pledge, or transfer of any Subscribed Note, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the holder thereof shall give notice to the Company of such holder's intention to effect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or transfer of the Subscribed Note may be effected without registration under the Securities Act, whereupon the holder of such Subscribed Note shall be entitled to sell, pledge, or transfer such Subscribed Note in accordance with the terms of the notice given by the Holder to the Company.

Appendix 2 - Loan Amortization

The below chart is provided for illustration only. It represents a hypothetical original investment of $300 in a Note and rounds numbers for simplicity, and assumes no early prepayments of principal.

- Investor receives the same flat payment every year.
- The payment consists of both interest owed to you plus a portion of your principal investment being returned.
- Your remaining principal balance invested declines over time, and thus, the interest portion of your payment gets smaller each year. This is similar to the amortization you see with a mortgage.

Period	Year	Balance	Total Payment	Interest	Principal Paid	Prepayment	New Balance
0	2021	$300	$0	$0	$0	$0	$300
1	2022	$300	$35	$17	$18	$0	$282
2	2023	$282	$35	$15	$19	$0	$262
3	2024	$262	$35	$14	$20	$0	$242
4	2025	$242	$35	$13	$21	$0	$220
5	2026	$220	$35	$12	$23	$0	$198
6	2027	$198	$35	$11	$24	$0	$174
7	2028	$174	$35	$10	$25	$0	$149
8	2029	$149	$35	$8	$27	$0	$122
9	2030	$122	$35	$7	$28	$0	$94
10	2031	$94	$35	$5	$30	$0	$64
11	2032	$64	$35	$4	$31	$0	$33
12	2033	$33	$35	$2	$33	$0	$0

Hypothetical Initial Investment Amount	$300
Number of Years	12
Number of Pay Periods	12
Interest Rate	5.50%
Payment	$35

Appendix 3 - Financial Statements

BLOCPOWER ENERGY SERVICES 3 LLC

BROOKLYN, NEW YORK

AUDITED FINANCIAL STATEMENTS

AND

INDEPENDENT AUDITOR'S REPORT

JUNE 30, 2021



MENGEL METZGER BARR & CO. LLP

Certified Public Accountants

CONTENTS



MMB
MENGEL METZGER BARR & CO. LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

Member
BlocPower Energy Services 3 LLC

We have audited the accompanying financial statements of BlocPower Energy Services 3 LLC which comprise the balance sheet as of June 30, 2021, and the related statements of operations, changes in member's equity, and cash flows for the period from January 4, 2021 (date of inception) to June 30, 2021, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

100 Chestnut Street | Suite 1200 | Rochester, NY 14604 | P 585.423.1860 | F 585.423.5966 | mengelmetzgerbarr.com
Additional Offices: Elmira, NY • Canandaigua, NY • Hornell, NY • An Independent Member of the BDO Seidman Alliance

WE VALUE YOUR FUTURE

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BlocPower Energy Services 3 LLC for the period from January 4, 2021 (date of inception) to June 30, 2021, and the results of their operations and their cash flows for the period then ended in accordance with accounting principles generally accepted in the United States of America.

Mengel, Metzger, Barr & Co. LLP

Rochester, New York
December 14, 2021

WE VALUE YOUR FUTURE

BLOCPOWER ENERGY SERVICES 3 LLC

BALANCE SHEET

JUNE 30, 2021

ASSETS

CURRENT ASSETS

Cash and cash equivalents		$ 1,047,975
Accounts receivable		2,245
TOTAL CURRENT ASSETS		1,050,220

PROPERTY AND EQUIPMENT

Leased equipment		89,616
Construction in progress		118,447
		208,063
Less accumulated depreciation		1,250
		206,813
TOTAL ASSETS		$ 1,257,033

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES

Accounts payable		$ 1,532
Accrued expenses		7,237
Due to BlocPower, LLC		163,137
Current portion of long-term debt		60,720
TOTAL CURRENT LIABILITIES		232,626

OTHER LIABILITY

Long-term debt, net of unamortized debt issuance costs of $50,336		886,194

MEMBER'S EQUITY

		138,213
TOTAL LIABILITIES AND MEMBER'S EQUITY		$ 1,257,033

The accompanying notes are an integral part of the financial statements.

BLOCPOWER ENERGY SERVICES 3 LLC

STATEMENT OF OPERATIONS

PERIOD FROM JANUARY 4, 2021 (DATE OF INCEPTION) TO JUNE 30, 2021

Lease revenues	$	3,393
General and administrative expenses		2,824
OPERATING INCOME		569
Other expense:		
Interest expense		7,282
NET LOSS	$	(6,713)

The accompanying notes are an integral part of the financial statements.

BLOCPOWER ENERGY SERVICES 3 LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

PERIOD FROM JANUARY 4, 2021 (DATE OF INCEPTION) TO JUNE 30, 2021

BALANCE AT JANUARY 4, 2021	$	-
Capital contributions		144,926
Net loss		(6,713)
BALANCE AT JUNE 30, 2021	$	138,213

The accompanying notes are an integral part of the financial statements.

BLOCPOWER ENERGY SERVICES 3 LLC

STATEMENT OF CASH FLOWS

PERIOD FROM JANUARY 4, 2021 (DATE OF INCEPTION) TO JUNE 30, 2021

CASH FLOWS - OPERATING ACTIVITIES

Net loss for the year	$ (6,713)
Adjustments to reconcile net loss to net cash provided from operating activities:	
Depreciation expense	1,250
Amortization of debt issuance costs included in interest expense	352
Changes in certain assets and liabilities affecting operations:	
Accounts receivable	(2,245)
Accounts payable and accrued expenses	8,769
NET CASH PROVIDED FROM OPERATING ACTIVITIES	1,413

CASH FLOWS - INVESTING ACTIVITIES

Proceeds from capital contributions	100,000
NET CASH PROVIDED FROM INVESTING ACTIVITIES	100,000

CASH FLOWS - FINANCING ACTIVITIES

Borrowings of long term debt	997,250
Debt issuance costs incurred in connection with long term debt	(50,688)
NET CASH PROVIDED FROM FINANCING ACTIVITIES	946,562
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,047,975
Cash and cash equivalents at beginning of year	-
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 1,047,975

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

No cash paid during the period for income taxes or interest

NON-CASH INVESTING ACTIVITIES

Equipment transferred by parent in exchange for capital contribution	$ 44,926
Equipment purchases included in Due to BlocPower LLC	$ 163,137

The accompanying notes are an integral part of the financial statements.

BLOCPOWER ENERGY SERVICES 3 LLC

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2021

NOTE A: THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company
BlocPower Energy Services 3 LLC (the "Company") was formed on January 4, 2021. The Company is a single member LLC set up to function as a special purpose entity for the purpose of acquiring, holding, and leasing or selling clean energy efficient heating and air conditioning equipment. The Company is a wholly-owned subsidiary of BlocPower, LLC which is wholly owned by BlocPower Public Benefit Corporation (Parent Company). BlocPower, LLC maintains an investment in the Company.

Revenue recognition
The Company recognizes revenues under the guidance in Accounting Standards Codification Topic 606, Revenues from Contracts with Customers ("ASC 606").   The Company recognizes revenue from the sales of equipment when control of the promised good(s) is transferred to the customer in an amount that reflects consideration they expect to be entitled to in exchange for those goods. As of June 30, 2021 the Company has not had any sales of equipment, but will follow ASC 606 when sales occur. The payment terms for sales of equipment are expected to be 30 days from completion of the performance obligation.

Lease revenue
The Company recognizes lease revenues from equipment on a straight-line basis in accordance with the terms of the operating lease agreements. The excess of accrued straight-line rents over billings will be reflected as deferred lease receivable. There were no deferred lease receivables at June 30, 2021.

Cash and cash equivalents
Cash and cash equivalents are maintained at several financial institutions located in New York and are insured by the FDIC up to $250,000 at each institution. In the normal course of business, the cash and cash equivalents account balances at any given time may exceed insured limits. However, the Company has not experienced any losses in such accounts and does not believe it is exposed to significant risk in cash and cash equivalents.

Accounts receivable
The Company has receivables that arise from billings to customers leasing equipment from the Company. Management reviews accounts receivable on a periodic basis to determine if any receivables will potentially be uncollectible and will establish an allowance for doubtful accounts as needed. After all attempts to collect a receivable have failed, the receivable is written off to bad debt expense. Based on the information available, the Company believes no allowance for doubtful accounts is necessary at June 30, 2021.

Property and equipment
The Company's property and equipment consists of leased equipment. As agreed upon within customer lease agreements, the Company develops technology or other assets and then leases to customers. Property and equipment are recorded at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the leased equipment which is generally twenty-five years. Major renewals and betterments are capitalized, while replacements, repairs and maintenance, which do not improve or extend the life of the respective assets, are charged to operations as incurred. Upon sale or retirement, the related costs and accumulated depreciation are removed from the accounts and the related gain or loss is reflected in other income. Depreciation expense for the period of January 4, 2021 to June 30, 2021 was $1,250.

BLOCPOWER ENERGY SERVICES 3 LLC

NOTES TO FINANCIAL STATEMENTS, Cont'd

JUNE 30, 2021

NOTE A: THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Cont'd

Construction in progress
During the development and construction period of leased equipment, the assets are recorded on BlocPower, LLC as construction in progress. At or near the time of completion, the asset is contributed to the Company which will lease the equipment to the customer. The Company has entered into agreements with several customers for the construction of the leased equipment, and as of June 30, 2021 construction in progress is $118,447.

Due to BlocPower, LLC
Due to BlocPower, LLC as of June 30, 2021 consists of payments made on behalf of the Company by BlocPower, LLC in relation to construction of leased equipment. There are no set repayment terms.

Debt issuance costs
The Company accounts for debt issuance costs under ASU 2015-03, *"Interest – Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs"*. During the period of January 4, 2021 to June 30, 2021, the Company raised capital through an offering of unsecured Climate Impact Notes to various investors. This transaction incurred debt issuance costs of $50,688. The debt issuance costs are stated at cost and are amortized over the term of the debt. The debt issuance costs are shown as a deduction from the carrying amount of the debt on the accompanying balance sheet.

Income taxes
The Company is a single member limited liability company (LLC), which is disregarded under the provisions of the Internal Revenue Code and applicable state tax laws. Accordingly, the taxable income or loss of the Company is included in the income tax returns of the Company's member. Management of the Company believes it has no material uncertain tax positions and, accordingly, it has not recognized any liability for unrecognized tax benefits.

Use of estimates in the preparation of financial statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

New accounting pronouncement - leases
In February 2016, the FASB issued a new standard related to leases to increase transparency and comparability among entities by requiring the recognition of right-of-use ("ROU") assets and lease liabilities on the balance sheet. Most prominent among the changes in the standard is the recognition of ROU assets and lease liabilities by lessees for those leases classified as operating leases under current U.S. GAAP. For nonpublic entities, the guidance in this new standard is effective for fiscal years beginning after December 15, 2021. The Company is currently evaluating the provisions of this standard to determine the impact the new standard will have on the Company's financial position or results of operations.

BLOCPOWER ENERGY SERVICES 3 LLC

NOTES TO FINANCIAL STATEMENTS, Cont'd

JUNE 30, 2021

NOTE A: THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Cont'd

Subsequent events
The Company has conducted an evaluation of potential subsequent events occurring after the balance sheet date through December 14, 2021, which is the date the financial statements are available to be issued. There were no subsequent events requiring disclosure.

NOTE B: OPERATING LEASES

The Company is the lessor of clean energy efficient heating and air conditioning equipment under five operating leases expiring between 2036 and 2041. All five operating lease agreements were executed prior to June 30, 2021, however, two of the operating leases did not commence until July 2021. As of June 30 2021, the lease agreements with customers entered into provide for payments of total base rents of $1,003 per month, and also contain certain escalation clauses.

Minimum future lease payments to be received on non-cancelable leases as of June 30, 2021 are approximately as follows:

Years ending December 31,	Amount
For the period July 1, 2021 to December 31, 2021	$ 6,018
2022	12,108
2023	12,229
2024	12,351
2025	12,475
2026	12,600
Thereafter	131,598
	$ 199,379

NOTE C: LONG-TERM DEBT

On May 28, 2021, the Company entered into multiple subscription agreements with various investors in which unsecured debt notes, Climate Impact Notes, were offered and sold at various dollar amounts up to a maximum aggregate principal balance $1,000,000. As of June 30, 2021, outstanding borrowings on the notes totaled $997,250. The transaction also incurred $50,688 of debt issuance costs which will be amortized over the life of the notes. The aggregate borrowings accrue interest at a fixed interest rate of 5.50% per annum which requires annual principal and interest payments to be made each May beginning May 2022 through May 2033.

BLOCPOWER ENERGY SERVICES 3 LLC

NOTES TO FINANCIAL STATEMENTS, Cont'd

JUNE 30, 2021

NOTE C: LONG-TERM DEBT, Cont'd

Long-term debt consists of the following:

Unsecured debt notes	$ 997,250
Less: unamortized debt issuance costs	(50,336)
	946,914
Less current portion of long-term debt	(60,720)
	$ 886,194

At June 30, 2021, maturities of long-term debt are as follows:

Years ending December 31,	Amount
2022	$ 60,720
2023	64,218
2024	67,751
2025	71,477
2026	75,408
Thereafter	657,676
	$ 997,250

NOTE D: ACCOUNTING IMPACT OF COVID-19 OUTBREAK

On January 30, 2020, the World Health Organization ("WHO") announced a global health emergency because of a new strain of coronavirus (the "COVID-19 outbreak") and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. As such, it is uncertain as to the full magnitude that the pandemic will have on the Company's financial condition, liquidity, and future results of operations. Management is actively monitoring the global situation on its financial condition, liquidity, operations, suppliers, industry, and workforce. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, the Company is not able to estimate the effects of the COVID-19 outbreak on its results of operations, financial condition, or liquidity for year 2022.

Appendix 4 - Operating Agreement

OPERATING AGREEMENT
OF
BLOCPOWER ENERGY SERVICES 3 LLC

This Operating Agreement (this "Agreement") is entered into as of the 12th day of February, 2021, by and between BlocPower Energy Services 3 LLC, a Delaware limited liability company, (the "Company") and BlocPower LLC, of 63 Flushing Avenue, Building 212, Suite 507, Brooklyn, NY 11205 (the "Member").

PRELIMINARY STATEMENTS

The Company was formed as a Delaware limited liability company under the laws of the State of Delaware by the filing of the Certificate of Organization with the Office of the Secretary of State of the State of Delaware on January 4, 2021.

The Company and the Member desire to set out fully their respective rights, obligations and duties with respect to the management and operation of the Company and its assets.

NOW THEREFORE, in consideration of the mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

SECTION I
Defined Terms

The following capitalized terms shall have the meanings specified in this Section I. Other terms are defined in the text of this Agreement; and, throughout this Agreement, those terms shall have the meanings respectively ascribed to them.

"Act" means the Delaware Limited Liability Company Act as amended from time to time.

"Affiliated Person" shall mean any Person (i) which owns or is owned, in whole or in part, by the Member, one or more Managers, a trustee of the Member, or by a shareholder, beneficiary or trustee of a member or manager of the Member; (ii) which is the parent, subsidiary, or affiliate of the Member or of a member or manager of the Member; (iii) in which the Member or Manager or a member or manager of the Member has any interest whatsoever; or (iv) from which the Member or Manager shall receive any remuneration, directly or indirectly.

"Agreement" means this Operating Agreement, as amended from time to time.

"Assign" means, when used as a noun, any voluntary sale, hypothecation, pledge, assignment, attachment, or other transfer, and, when used as a verb, means voluntarily to sell, hypothecate, pledge, assign, or otherwise transfer.

11242523v2

"Bankruptcy" shall have the meaning given it in the Act.

"Capital Contribution" means any cash, services rendered or a promissory note or other obligation to contribute cash or property or to perform services, which a person contributes to the Company in his, her or its capacity as a member, net of liabilities assumed or to which the assets are subject.

"Capital Proceeds" means the net proceeds received by the Company arising from any capital event or transaction, after the repayment of loans to the Company and accounting for the costs and liabilities incurred by the Company in consummating the capital transaction and any reserves reasonably required to fund contingent or unmatured liabilities of the Company, all as determined by the Member in its sole discretion.

"Cash Flow" means all cash funds derived from operations of the Company (including interest received on reserves), without reduction for any non-cash charges, but less expenses of the Company as determined by the Member in its sole discretion, in connection with owning and operating the Property including, without limitation, management and other fees which the Company has agreed to pay to the Member or Affiliated Persons, the repayment of loans to the Company made by Affiliated Persons, reserves, escrows and other holdbacks and debt service on loans to the Company made by third parties who are not Affiliated Persons.

"Company" means BlocPower Energy Services 3 LLC.

"Interest" means a Person's right to receive distributions from the Company.

"Involuntary Withdrawal" means, with respect to a Member, the death, insanity, expulsion, Bankruptcy or dissolution of the Member.

"Manager" means Cullen Kasunic, the manager of the Company, and any other Person who is subsequently appointed as a manager of the Company.

"Member" means BlocPower LLC and any Person who is subsequently admitted as a member of the Company.

"Membership Interest" means all of the rights of a Member in the Company, including a Member's: (i) Interest; (ii) right to inspect the Company's books and records; (iii) right to participate in the management of and vote on matters coming before the Company; and (iv) unless this Agreement or the Certificate of Organization provides to the contrary, right to act as an agent of the Company.

"Person" means and includes a natural person, partnership, whether general or limited and whether domestic or foreign, limited liability company, foreign limited liability company, trust, estate, association, corporation, custodian, nominee or any other individual or entity in its own or any representative capacity.

"Voluntary Withdrawal" means a Member's resignation.

SECTION II
Formation and Name; Office; Purpose; Term

2.1. **Formation**. The Company has been organized as a limited liability company pursuant to the Act and has caused the Certificate of Organization to be prepared and filed with the Office of the Secretary of State of the State of Delaware. The Member is hereby admitted as the sole member of the LLC.

2.2. **Name of the Company**. The name of the Company is "BlocPower Energy Services 3 LLC".

2.3. **Purpose.** The general character and purpose of the business of the Company (which business the Company may conduct on its own behalf or as a partner, shareholder, beneficiary or member of another entity) is (a) to provide energy technology for rapidly greening American cities, (b) to engage in any and all activities which are necessary or incidental to such purposes, and (c) to act for any other purpose permitted under the Act.

2.4. **Term**. The term of the Company began upon the filing of the Certificate of Organization with the Office of the Secretary of State of the State of Delaware, and shall continue in existence perpetually until terminated pursuant to Section VII of this Agreement.

2.5. **Principal Office**. The principal office of the Company shall be located at 63 Flushing Avenue, Building 212, Suite 507, Brooklyn, NY 11205, or at any other place designated by the Manager.

2.6. **Statutory Agent**. The name and address of the Company's registered agent in the State of Delaware is Corporation Service Corporation with an address of 251 Little Falls Drive, Wilmington, Delaware 19808.

2.7. **Company Status as Entity Separate From Member**. The Company shall be an entity separate and independent from the Member. In furtherance of the foregoing: (a) to the extent reasonably practicable, the Company shall be specifically identified as "BlocPower Energy Services 3 LLC" in all writings containing its name, including, without limitation, Company stationery, invoices, business cards and checks; (b) the Company's financial accounts shall be completely separate from those of the Member; (c) there shall be no commingling of the funds of the Company with those of the Member; (d) the Member shall not make use of funds of the Company for the Member's purposes; (e) the Company shall not use the funds of the Member for the Company's purposes; (f) neither the Member nor Company shall represent or imply to any person that the Member is personally liable for any obligation of the Company; (g) all assets owned by the Company, whether real or personal, tangible or intangible, shall be owned by the Company as an entity, and the Member shall not have any ownership of such assets individually; and (h) the Company cash and other assets, cash flow, insurance and other financial resources shall be sufficient to enable it to meet its reasonably foreseeable liabilities when due.

SECTION III
Capital; Liability; Loans

3.1. **Initial Capital Contribution**. Upon the execution of this Agreement, the Member shall contribute to the Company any cash, services rendered or a promissory note or other obligation to contribute cash or property or to perform services in the amount set forth on Exhibit A, if any.

3.2. **No Additional Capital Contributions Required**. The Member shall not be required to contribute any additional capital to the Company. The Member shall have no personal liability for any obligation of the Company.

3.3. **No Liability**. The Member shall not be personally liable, directly or indirectly, including, without limitation, by way of indemnification, contribution, assessment or otherwise, for any debt, obligation, or liability of the Company, whether arising in contract, tort or otherwise, solely by reason of being a Member of the Company.

3.4. **Loans**. The Member may, at any time, make or cause one or more loans to be made to the Company from the Member or from any third party, including any Affiliated Person, in any amount and on such terms as determined by the Member.

SECTION IV
Distributions

4.1. **Distributions of Cash Flow and Capital Proceeds**. Cash Flow and Capital Proceeds of the Company shall be distributed to the Member in such amounts and at such times as the Manager shall determine in its sole discretion.

4.2. **Liquidation and Dissolution**. If the Company is liquidated, the assets of the Company shall be distributed to the Member.

SECTION V
Management

5.1. **Power and Authority to Manage**. Except as otherwise expressly provided herein or in the Act, the Company shall be managed by the Manager, and the Manager shall have full, exclusive and complete discretion, power and authority to manage, control, administer, and operate the business and affairs of the Company.

5.2. **Activities and Contracts With Affiliated Persons.** The Manager may, in the Manager's sole discretion, contract with "Affiliated Persons" for any purpose whatsoever, specifically including the acquisition or disposition of property, the provision of property management or consulting services and the borrowing of money as provided in Section 3.4.

SECTION VI
Assignment of Interests and Withdrawal

6.1. **Assignment**. The Member shall have the right to assign all or a portion of such Member's Membership Interest and shall have the power to grant a transferee the right to become a Member.

6.2. **Voluntary Withdrawal**. The Member shall have the right or power to Voluntarily Withdraw from the Company.

6.3. **Involuntary Withdrawal**. Upon the occurrence of an Involuntary Withdrawal, the legal representative or other successor in interest to the Member may, at the election of such legal representative or other successor in interest, become a Member.

SECTION VII
Dissolution, Liquidation, and
Termination of the Company

7.1. **Events of Dissolution**. The Company shall be dissolved upon the happening of any of the following events:

7.1.1. upon the Involuntary Withdrawal of the Member, unless the legal representative or other successor in interest to the Member elects to become a Member within ninety (90) days following the Involuntary Withdrawal;

7.1.2. upon the Voluntary Withdrawal of the Member;

7.1.3. upon the consent of the Member; or

7.14. the entry of a decree of judicial dissolution under the Act.

7.2. **Procedure for Winding Up and Distribution**. If the Company is dissolved, its affairs shall be wound up. On winding up of the Company, the assets of the Company shall be distributed, first, to creditors of the Company, in satisfaction of the liabilities of the Company, and then to the Member in accordance with Section 4.2 of this Agreement.

SECTION VIII
Bank Accounts; Books and Records, and Accounting

8.1. **Bank Accounts**. All funds of the Company shall be deposited in a bank account or accounts opened in the Company's name.

8.2. **Books and Records**. The Manager shall keep or cause to be kept complete and accurate books and records of the Company and supporting documentation of transactions with respect to the conduct of the Company's business. The books and records shall be maintained in accordance with sound accounting practices and shall be available at the Company's principal office.

8.3. **Annual Accounting Period**. The annual accounting period of the Company shall be the calendar year and end each year on December 31.

SECTION IX
General Provisions

9.1. **Assurances**. The Member shall execute all certificates and other documents and shall do all such filing, recording, publishing, and other acts as the Member deems appropriate to comply with the requirements of law for the formation and operation of the Company and to comply with any laws, rules, and regulations relating to the acquisition, operation, or holding of the property of the Company.

9.2. **Applicable Law**. All questions concerning the construction, validity, and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal law, not the law of conflicts, of the State of Delaware.

9.3 **Section Titles**. The section titles herein are inserted as a matter of convenience only and do not define, limit, or describe the scope of this Agreement or the intent of the provisions hereof.

9.4. **Binding Provisions**. This Agreement is binding upon, and inures to the benefit of, any party hereto and his respective heirs, executors, administrators, personal and legal representatives, successors, and permitted assigns.

9.5. **Jurisdiction and Venue**. Any suit involving any dispute or matter arising under this Agreement may only be brought in the United States District Court for the District of Delaware or any Delaware state court having jurisdiction over the subject matter of the dispute or matter.

9.6. **Terms**. Common nouns and pronouns shall be deemed to refer to the masculine, feminine, neuter, singular and plural, as the identity of the Person may in the context require.

9.7. **Separability of Provisions**. Each provision of this Agreement shall be considered separable; and if, for any reason, any provision or provisions herein are determined to be invalid and contrary to any existing or future law, such invalidity shall not impair the operation of or affect those portions of this Agreement which are valid.

9.8. **Tax Treatment**. The Company shall be disregarded for federal and state income tax purposes.

9.9   **Counterparts.**   This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall comprise one and the same instrument. Delivery of a copy of this Agreement or such other document bearing an original signature by facsimile transmission, by electronic mail in .pdf form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.


[Signature Page Follows]


IN WITNESS WHEREOF, the undersigned has executed, or caused this Operating Agreement to be executed, under seal, as of the date set forth hereinabove.

COMPANY:

BLOCPOWER ENERGY SERVICES 3 LLC

By: BlocPower LLC, its sole member

By:

Name: Donnel Baird

Title: CEO

MEMBER:

BLOCPOWER LLC

By:

Name: Donnel Baird

Title: CEO

[Signature Page to LLC Operating Agreement]

EXHIBIT A

NAME OF MEMBER	PERCENTAGE INTEREST
BlocPower LLC	100%

Appendix 5 – Subscription Agreement

BlocPower Energy Services 3 LLC

Subscription Agreement

Target Offering Amount of $25,000 to a Maximum Offering Amount of $2,000,000

Climate Impact Notes - 3rd Offer or "Notes"

5.50% Coupon Interest per Year

Fully Amortizing, Annual payments

12 yr Maturity (5/1/2034)

Senior and Unsecured Debt

Minimum Investment: $100

Incremental Amounts of $50

From March 8, 2022 to April 30, 2022



Please read and sign this Subscription Agreement promptly, and in no event later than the Offer Close Date.

dc-1132399

During the Offering Period, Investors can ask questions directly to the Company on the "Q&A" located on the [Name of Project Company] Offering Page at www.raisegreen.com. Questions related to the function and process of the funding portal can be directed to Raise Green at investors@RaiseGreen.com.

dc-1132399

1.   Offering.

This Subscription Agreement (this "**Agreement**") addresses the offer for sale (the "**Offering**") during the period from March 8, 2022 to April 30, 2022, subject to adjustment as described below (the "**Offering Period**", the last day of which is the "**Offer Close Date**") of up to $2,000,000 of unsecured debt securities (the "**Notes**") issued by BlocPower Energy Services 3, LLC, a Delaware limited liability company (the "**Company**"). The Notes will be issued as of the date immediately succeeding the Offer Close Date (the "**Issuance Date**").

The terms of the Notes are set forth in "Terms of the Offering" in the Form C submitted by the Company to the SEC as attached hereto as Appendix 2 ("**Form C**", and, together with all related attachments and disclosures thereto, the "**Offering Disclosure Documents**"), and are summarized in Appendix 1 hereto.

The Notes are not being registered under the Securities Act of 1933, as amended ("**Securities Act**"), or under the securities laws of the State of Delaware (or of any other state or jurisdiction), but rather are being offered by the Company pursuant to certain exemptions from registration under "Regulation Crowdfunding", as adopted by the U.S. Securities and Exchange Commission ("**SEC**") under the Securities Act of 1933 and the Securities Exchange Securities Act of 1934 (collectively, "**Regulation Crowdfunding**").

In accordance with Regulation Crowdfunding, the Company may elect to shorten the Offering Period by notice to the Offerees not less than five (5) Business Days prior to the new Offer Close Date. The Company may also elect to extend the Offering Period under certain circumstances.

The undersigned (the "**Offeree**") understands that during the Offering Period any material updates to the Offering (including changes to the Offer Close Date) will be communicated to the Offeree via email from Raise Green and will be available on the Company's Offering Page at www.raisegreen.com. The Offeree will be asked to reconfirm its investment commitment by responding to the email, or in another manner if outlined in the communication from Raise Green, and will not be required to reconfirm by re-signing this Agreement.

2.   Subscription.

By signing this Agreement, the Offeree confirms that it wishes to subscribe for purchase of Notes (the "**Subscribed Securities**") in an original principal amount ("**Principal Amount**") as set forth on the signature page below. The Offeree's obligation hereunder is unconditional, without limitation, and does not depend on the issue and sale of any other Subscribed Securities to any other person or entity.

Subscriptions are generally allocated on a first-come, first-served basis if interest in the Offering exceeds the minimum targeted offering amount. The Company is under no obligation to accept any additional subscriptions for the Subscribed Securities once the Company has received subscriptions for the maximum offering amount.

The Offeree also understands that (i) the Company has the unconditional right, in its sole discretion, to accept, partially accept, or reject this subscription, or withdraw or abandon the

Offering in whole, and (ii) this subscription is contingent on the Offeree qualifying under the suitability standards described below.

The subscription is deemed to be accepted by the Company only when this Agreement is signed by a duly authorized officer of the Company and delivered to the Offeree after the Closing (as defined below).

At any time up to 48 hours prior to the Offer Close Date, the Offeree may cancel any investment commitment made in connection with the Offering for any reason, in which case any amounts paid by Offeree will be refunded to the Offeree in full (without interest).

3. Closing and Payment.

The closing of the purchase and sale of the Subscribed Securities (the "**Closing**") will take place on the Issuance Date or at such other time as the Company may designate by notice to the Offeree.

The Offeree shall pay to North Capital Private Securities (the "**Escrow Agent**") in immediately available funds (or other means approved by the Company prior to the Offer Close Date) the full purchase price for the Subscribed Securities (the "**Purchase Price**") equal to the 100% of Principal Amount thereof, and shall use reasonable efforts to do so prior to the Offer Close Date.

On or about the Issuance Date, if the Company has accepted the Offeree's subscription, the Company will countersign this Agreement, the Escrow Agent will release the funds to the Company, and the Company will issue the Subscribed Securities to the Offeree.

The Offeree understands that: (i) if its subscription is rejected in whole, or in part, or if the Offering is withdrawn, the funds that the Offeree has deposited constituting the Purchase Price will be refunded promptly without interest; and (ii) if the Offeree's subscription is accepted, such funds will be released to the Company as payment of the Purchase Price.

4. Record of Purchase; Uncertificated Securities.

If the Offeree's subscription is accepted in whole or in part by the Company, the Offeree will receive a signed counterpart of this Agreement as a record of its purchase of the Subscribed Securities. This process may take several days or more after the Offer Close Date.

The Offeree will also receive notice from the Company after the Offer Close Date of the digital entry of the Subscribed Securities as reflected on the books and records of the Company.

The Company will maintain all books and records electronically. The Offeree hereby waives any right to receive a physical certificate representing the Subscribed Securities and consents and agrees to the issuance of uncertificated Notes.

5. Representations and Warranties of the Company.

The Company represents and warrants to the Offeree with respect to the transactions contemplated hereby as follows:

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(a) <u>Organization and Standing</u>

The Company is a limited liability company duly organized and existing under the laws of Delaware and is in good standing under such laws. The Company has the requisite power to own its assets and to carry on its business as presently conducted and as proposed to be conducted.

(b) <u>Power</u>

The Company has all requisite power to execute and deliver this Agreement, and to carry out and perform its obligations under the terms of this Agreement. This Agreement will be duly authorized and executed by the Company, and will represent a valid, binding, and enforceable obligation of the Company in accordance with its terms.

(c) <u>Authorization</u>

The Notes, when authorized and issued in compliance with the provisions of this Agreement and the Appendices hereto, will be validly issued, fully paid, and non-assessable, and will be free of any liens or encumbrances; <u>provided</u>, however, that the Notes will be subject to restrictions on transfer under state and federal securities laws and as otherwise set forth herein.

6.   Representations of the Offeree.

The Offeree represents and warrants to the Company and Raise Green as follows:

(a) <u>Suitability Standards</u>

(i)   the Offeree is familiar with and understands the business and financial position of the Company, the risks of an investment in the Company, and the rights and restrictions applicable to the Subscribed Securities, all as described in the Offering Disclosure Documents;

(ii)   the Offeree (together with its professional advisors or representatives, if any) has sufficient knowledge and experience in business and financial matters to be capable of evaluating the merits and risks of an investment in the Company and the Subscribed Securities;

(iii)   the Offeree can bear the economic risk of the purchase of the Subscribed Securities, including the total loss of the Offeree's investment in the Subscribed Securities, and has adequate means for the Offeree's current needs and possible contingencies and has no need for liquidity in this investment;

(iv)   any financial information that it has provided to Raise Green and in this Agreement accurately reflects its financial condition at the Issuance Date, and the Offeree anticipates no material adverse change to that condition;

(v)   all of the information the Offeree has provided in this Agreement is complete, true, and correct in all material respects;

(vi)   Including the Purchase Price set forth on the signature page hereto, in the past 12-month period the Offeree has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding;

(b)   *Disclosure of Information*

(i)   the Offeree has had access to such information concerning the Company and the Subscribed Securities as the Offeree deems necessary to enable it to make an informed investment decision concerning the purchase of the Subscribed Securities;

(ii)   the Offeree has received and read the Offering Disclosure Documents (including without limitation any disclosure related to certain "risk factors" incident to an investment in the Subscribed Securities) including all exhibits, appendices, attachments, and supplements thereto;

(iii)   the Offeree has been offered the opportunity to ask such questions and inspect such documents concerning the Company and its business and affairs as the Offeree has requested;

(iv)   in determining to purchase the Subscribed Securities, the Offeree has relied solely upon the advice of the Offeree's legal counsel, accountant and other financial advisors with respect to the tax, investment, and other consequences involved in purchasing the Subscribed Securities, and acknowledges that the information provided in the Offering Disclosure Documents does not constitute investment, accounting, legal, or tax advice from the Company or Raise Green.

(c)   *Power & Authority*

(i)   if the Offeree is an individual, that that the Offeree (A) is at least eighteen (18) years of age; (B) maintains his or her principal residence in the State shown in Section D; and (C) has the adequate means of providing for his or her current needs and all personal and business contingencies;

(ii)   the Offeree has all requisite authority (and in the case of an individual, the capacity) to purchase the Subscribed Securities, enter into this Agreement, and to perform all the obligations required to be performed by the Offeree pursuant to this Agreement, and such purchase will not contravene with any law, rule or regulation binding on the Offeree or any investment guideline or restriction applicable to the Offeree, and this Agreement constitutes the Offeree's valid and legally binding obligation, enforceable in accordance with its terms;

(d)   *No Resale; No Withholding; Manner of Offering*

(i)   the Offeree is acquiring the Subscribed Securities for its own account, not as nominee or agent, without a view to distribution or resale of any part thereof and that the Offeree has no present intention, agreement or arrangement to sell, or otherwise transfer, distribute or dispose of any part of the Subscribed Securities to any other person (other than as expressly permitted by law);

(ii)   the Offeree is not subject to backup withholding; and

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(e) <u>*Updates and Reliance*</u>

The Offeree shall notify Raise Green at <u>Investors@raisegreen.com</u> immediately of any material change in any statement made by the Offeree in this Agreement occurring <u>prior to the closing</u> of the purchase of the Subscribed Securities.

The Offeree understands that the Company and Raise Green are relying on the accuracy and completeness of the representations made by the Offeree to Raise Green and in this Agreement.

7.   Acknowledgements and Understandings of the Offeree.

(a) <u>*No Registration; No Reliance*</u>

The Offeree acknowledges and confirms to Raise Green and the Company that it understands the following:

(i)   the Subscribed Securities have not been registered under the Securities Act or the securities laws of any state (including without limitation the state of Delaware);

(ii)   no federal or state agency, including the SEC, has passed upon, or endorsed, the merits of this Offering or the accuracy or adequacy of the information contained in the Offering Disclosure Documents, or made any finding or determination as to the appropriateness of the Subscribed Securities for public investment;

(iii)   the Company has no obligation or intention to register any of the Subscribed Securities for resale under the Securities Act or any state securities laws, or to take any action which would make available any exemption from the registration requirements of any such laws, and that the Offeree may be precluded from selling or otherwise transferring the Subscribed Securities or any portion thereof unless the transfer is otherwise in accordance with such laws and the terms of the Offering Disclosure Documents; and even if the Subscribed Securities were to become freely transferable, a secondary market in the Subscribed Securities may not develop;

(iv)   the Subscribed Securities are characterized as "restricted securities" under the federal securities laws inasmuch as they are being or will be acquired from the Company in a transaction not involving a public offering, and that under such laws and applicable regulations such securities will be subject to restrictions upon their transferability; the Subscribed Securities will not be, and the Offeree will have no right to require that they be, registered under such laws, there is no public market for the Subscribed Securities, and none is expected to develop; accordingly, it may not be possible for the Offeree to liquidate its investment in the Company;

(v)   it is not relying and will not rely on any communication (written or oral) of the Company, Raise Green, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Subscribed Securities;

(vi)   none of the Company, Raise Green or any of their respective affiliates has made any representation regarding the proper characterization of the Subscribed Securities for purposes of determining the Offeree's authority or suitability to invest in them;

(b) <u>Transfer Restrictions</u>

(i)   the Subscribed Securities are restricted from transfer for a period of time under applicable federal and state securities laws and that the Securities Act and the rules of the SEC provide in substance that the Offeree may dispose of the Securities only (A) pursuant to an effective registration statement under the Securities Act, or an exemption therefrom, or (B) as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply (See Appendix 3 - Restrictions on the Transfer or Sale of Securities - for important details on restrictions);

(ii)   the Company has not: (A) given any guarantee or effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Subscribed Securities; or (B) made any representation to the Offeree regarding the legality of an investment in the Subscribed Securities under applicable legal investment or similar laws or regulations;

(iii)   consequently, the Offeree will bear the economic risks of the investment in the Subscribed Securities for an indefinite period of time.

(c) <u>No Cancellation</u>

The Offeree understands that it may not cancel, terminate or revoke this Agreement except (i) as set forth in Section 2 above, or (ii) as may be applicable in accordance with applicable securities laws, the Securities Act, or other applicable law, and that this Agreement will survive his or her death or disability and is binding on his or her heirs, executors, administrators, successors and assigns.

8.   Covenants of the Offeree.

The Offeree covenants and agrees as follows:

(i)   the Offeree shall, within ten (10) days after the receipt of a written request from the Company, provide such information, and shall execute and deliver such documents, as reasonably may be necessary to comply with any and all laws and regulations to which the Company is subject;

(ii)   for the first year after purchase of the Subscribed Securities, the Offeree shall not sell, assign, pledge, give, transfer or otherwise dispose of the Subscribed Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except with the prior written consent of the Company, which consent shall not be unreasonably withheld if the proposed transfer complies with the requirements of Appendix 3 for such period;

(iii)   after such one-year period, any agreement to transfer or sell the Subscribed Securities is subject to prior written consent of the Company, which consent shall not be unreasonably withheld if the proposed transfer complies with the requirements of Appendix 3 for such period.

9. Indemnification.

The Offeree shall indemnify, hold harmless and defend (i) the Company, (ii) the shareholders or other owners of the Company, (iii) Raise Green, and (iv) the other Holders, together with their respective officers, directors, employees, agents, affiliates, successors, and permitted assigns (the "Indemnified Parties"), from all damages, losses, costs, and expenses (including reasonable attorneys' fees) that they may incur by reason of the Offeree's failure to fulfill any of the terms or conditions of this Agreement or by reason of any breach of the representations and warranties made by the Offeree in this Agreement or in connection with any other Offering Disclosure Documents.

10. Information and Notices.

All notices and other communications provided for herein shall be in writing and are deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party specifies by notice in writing to the other):

If to the Company:

Name:	**BlocPower Energy Services 3, LLC _____**
Address:	**1623 Flatbush Ave Boc#222 _____**
	Brooklyn, NY 11210_____
Email:	**investment@blocpower.io_____**
Attention:	**Dave Brubacher_____**

If to the Offeree, to the address set forth on the signature page hereto.

If at any time during the period that the Subscribed Securities are outstanding the Offeree's contact information changes, the Offeree shall promptly notify the Company of such changes in writing.

11. Miscellaneous.

(a)   Entire Agreement

This Agreement together with the exhibits, schedules, and attachments hereto, represents the entire agreement between the parties and supersedes all prior agreements or understandings between the parties. All exhibits schedules, and attachments to this Agreement are incorporated in this Agreement as if set forth in full.

(b)   Governing Law; Consent to Jurisdiction

This Agreement and any and all claims and disputes arising out of or relating to this Agreement shall be governed by and construed in accordance with the laws of the State of New York, with applying any conflict of law principles. The parties hereby consent to the personal jurisdiction of all federal and state courts in New York and agree that venue shall lie exclusively in New York County, NY.

(c)   Survival of Representations

All agreements, representations, and warranties made in writing by or on behalf of the Company or the Offeree in connection with the transactions contemplated by this Agreement, shall survive execution and delivery of this Agreement.

(d)   Amendment and Waiver

(i)   Subject to clause 11(d)(ii) below, neither this Agreement nor any provision hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any modification, change, discharge or termination is sought.

(ii)   Any term of the Notes may be amended or waived with the written consent of the Company and the Holders of a majority of the outstanding principal amount of the Notes (the "**Majority Holders**"). Upon the effectuation of such waiver or amendment with the consent of the Majority Holders in conformance with this paragraph, such amendment or waiver shall be effective as to, and binding against the Holders of, all of the Notes. The Company shall promptly give written notice thereof to each Holder that has not previously consented to such amendment or waiver in writing, but the failure to give such notice does not affect the validity of such amendment or waiver.

(e)   Binding on Successors; Restriction on Assignment

Except as otherwise expressly provided in this Agreement, the provisions of this Agreement shall inure to the benefit of, and be binding on, the successors, assigns, heirs, executors, and administrators of the parties to this Agreement; provided however, that the Offeree may not assign any of its rights or obligations under this Agreement without the prior written consent of the Company, which may be withheld in its absolute discretion.

(f)   Severability

If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

(g)   Headings

The various headings of this Agreement are for convenience of reference only, shall not affect the meaning or interpretation of this Agreement, and shall not be considered in construing this Agreement.

(h)   Fees and Expenses

Each party will pay the fees, expenses, and disbursements of its own counsel in connection with this Agreement and any amendments or waivers under or in respect to this Agreement.

dc-1132399

(i)   Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

Signature Page

IN WITNESS WHEREOF, intending to be legally bound, the Offeree has executed this Subscription Agreement as of the date set forth below.

By (Signature*):   _____

Print Name: _____

Subscribed Securities (i.e. Principal Amount) $_____

Total Dollar Amount (Purchase Price) of the Subscribed Securities: $_____

*By signing here, you represent that you are an "authorized signatory" for the account purchasing

Offeree's Notice Address:

      Offeree Name:_____

      Mailing Address: _____

                      _____

      Email: _____

      Attention: _____

Offeree's State of Residence: _____

The offer to purchase Subscribed Securities as set forth above is confirmed and accepted by the Company as to the Principal Amount set forth immediately above for a like amount to be paid by the Offeree as of the date set forth below.

BlocPower Energy Services 3, LLC

By: **_____**

Print Name: **_____Cullen Kasunic _____**

Title: **Managing Member, Chief Financial Officer**

Effective Date: **_____May 1, 2022_____**

Appendix 1

Form of Note

Appendix 1

This is a representative form of what a promissory note is. This is not supposed to be executable. It serves only as a legacy comparison to traditional corporate promissory notes.

Form of Note

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF EFFECTIVE REGISTRATION STATEMENTS UNDER SUCH ACT AND STATE SECURITIES LAWS, OR AN OPINION OF COUNSEL REASONABLY ACCEPTABLE TO THE DEBTOR THAT SUCH REGISTRATION IS NOT REQUIRED.

BlocPower Energy Services 3 LLC

NOTE

$XXXX   **May 1, 2022**

FOR VALUE RECEIVED, and subject to the terms and conditions set forth herein, BlocPower Energy Services 3 LLC, a Delaware limited liability company (the "Company"), hereby shall pay, at any time on or after the earlier of (i) any Optional Redemption Date (ii) the Mandatory Redemption Date, or (iii) May 1, 2034 (the "Maturity Date"), to XXXXXXXX (the "Holder") the principal sum of $XXXX or such lesser principal amount then outstanding, together with all accrued and unpaid interest thereon as set forth below. This Note is being issued in connection with the Notes Offering (as defined in the Subscription Agreement) by Company in an amount of up to $2,000,000, pursuant to the terms of certain Subscription Agreements (the "Subscription Agreements") by and between Company and the Holder, and the other lenders. Terms not defined herein shall have the meanings set forth in the Note Subscription Agreements between the Company and the Holder, and other lenders who have executed similar Note Subscription Agreements.

Section 1. Interest. Interest on the principal amount of this Note will accrue from and including the date hereof until and including the date such principal amount is paid, at a rate equal to five and one-half percent (5.50%) per annum, without compounding. Principal and interest shall be payable in lawful money of the United States of America, in immediately available funds, at the principal office of the Holder or at such other place as the legal holder may designate from time to time in writing to the Company. Interest shall be computed on the basis of a 365-day year, for the actual days elapsed. Notwithstanding any other provision of this Note, the Holder hereof does not intend to charge, and the Company shall not be required to pay, any interest or other fees or charges in excess of the maximum permitted by applicable law; any payments in excess of such maximum shall be refunded to the Company or credited to reduce principal hereunder.

Section 2. Terms and Method of Payment. The Notes constitute a general unsecured and unsubordinated obligation of the Company. The Company will repay principal and interest on the Notes to the Holder at the close of business on May 1st (the "**Payment Date**") each year until the Maturity Date.

The Company may, at its option, pay this Note in whole or in part prior to the Maturity Date without the prior approval or consent of the Holder (an "**Optional Prepayment**"), provided that the Company shall prepay, on the consummation of a Change of Control (the "**Mandatory Redemption Payment Date**"), all outstanding principal and accrued interest on the Notes (a "**Mandatory Redemption**"). The Company will use its best efforts to provide the Holder with at least fifteen (15) days' prior notice to any Optional Prepayment (an "**Optional Prepayment Date**"). On each Optional Prepayment Date and the Mandatory Redemption Date, each payment will consist of (i) the outstanding principal subject to such prepayment; (ii) accrued and outstanding interest on such principal subject to such prepayment; and (iii) a prepayment penalty equal to five percent (5%) of the outstanding principal subject to such prepayment. To the extent that prepayments are made, such prepayments will be applied to all Notes, pro rata, based on the total outstanding principal balance of all outstanding Notes.

As used in this Note, the term "**Change of Control**" means (i) the sale or other disposition of all or any substantial portion of the assets or equity securities of the Company; (ii) a change in ownership of more than fifty percent (50%) of the issued and outstanding voting securities of the Company; or (iii) any merger or reorganization of the Company, except a merger in which the persons owning a majority of the issued and outstanding voting securities of the Company prior to such merger or reorganization retain more than fifty percent (50%) of the combined voting power of the resulting entity.

If any Payment Date, the Maturity Date, any Optional Prepayment Date, or Mandatory Redemption Date falls on a day that is not a business day, the required payment will be made on the next succeeding business day and no interest on such payment will accrue in respect of the delay. All payments shall be made to the Holder on the Record Date with respect to such payment, as reflected on the books and records of the Company.

As used herein, (i) "Business Day" means any day except a Saturday, Sunday or other day on which commercial banks in The City of New York, New York are authorized by law to close and (ii) "Record Date" means, with respect to any Payment Date (whether or not it is a Business Day), the Business Day that is five (5) Business Days prior to such Payment Date.

Rank and Limitation on Liens

The Notes are unsecured and unsubordinated obligations of payment of the Company; that is, there are no existing debt obligations of the Company that would get paid ahead of the Note holders. As a result of being unsecured, in the event of a liquidation of the Company, the holders of the Notes will have a junior position to claims from trade creditors and taxing authorities.

While the Notes are outstanding, the Company will not permit or create any liens on its assets other than liens for the purchase price money liens of/for future property acquired in the ordinary course of business, or those associated with contractors during project construction.

Financial Covenants

The Company will maintain, at all times, a minimum of six months debt service in cash or cash equivalents in its operating accounts. The Company shall only dividend cash to its parent company at a point in time when it has the minimum six month debt service reserve in its operating accounts and has a minimum debt service coverage ratio of 1.2.

The Company will use no more than 40% of funds raised for loans or equity investments to other BlocPower Project Cos.

Section 3.   Events of Default. The occurrence of any of the following events shall constitute an event of default in the Notes (an "**Event of Default**"): (i) the Company is past due on payment of principal or interest for a period of five (5) days or more (ii) the Company has breached a covenant and failed to cure such breach in thirty (30) days; (iii) any representation or warranty of the Company was untrue when made (iv) the Company is adjudicated bankrupt or insolvent under the federal bankruptcy laws or any similar jurisdiction; or (v) the Company has instituted proceedings to be adjudicated as a voluntary bankruptcy or file a petition seeking reorganization or an arrangement with creditors under the federal bankruptcy laws, or any similar applicable federal or state law, or shall make an assignment for the benefit of creditors. Upon the occurrence of an Event of Default, any Holder may, by written notice to the Company, declare the unpaid principal amount of their Notes, and interest accrued thereon, to be due and payable.

Section 4. Remedies upon Default. Upon the occurrence and during the continuance of an Event of Default, Holders may petition the Company for the Notes to become due and payable immediately. If the Company receives such petitions from Holders owning more than 30% of the outstanding principal of the Notes, Company shall pay all outstanding principal and interest on the Notes without further demand. Upon the occurrence and during the continuance of an Event of Default, interest will accrue at 7.5%.

Section 5. Miscellaneous. This Note applies to, inures to the benefit of, and binds the successors and assigns of the parties hereto. This Note is made under and shall be governed by and construed in accordance with the internal laws of the State of Delaware. This Note may be amended, substituted, altered, waived, modified or extended, and the Note may be substituted, extended, converted or exchanged, by the written consent of the Company and the Holder.

[*Signature page follows.*]

IN WITNESS WHEREOF, the Company has executed this Note as an instrument under seal as of the date first written above.

ATTEST: BLOCKPOWER ENERGY SERVICES 3, LLC

_____   By:_____

XXXXXXXX   Cullen Kasunic, Managing Member,

Note Holder Name   Chief Financial Officer

Appendix 2 Offering Disclosure Documents

The Form C and all Offering Disclosure documents are available on the SEC EDGAR database.

Type in **BlocPower Energy Services 3, LLC** in the "company and person lookup" box.

The Company's Offering page that can be found on invest.raisegreen.com has a Q & A Section for Crowd and Company Live questions and answers!

Appendix 3 Restrictions on the Transfer or Sale Of Securities

Within the First Year after the Purchase

During the period of one year from when the securities were issued, the securities generally may not be resold, pledged or transferred unless: (1) to the issuer of the securities; (2) to an "accredited investor"; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships.

The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Beyond the First Year after the Purchase

At any time after one year from when the securities were issued, the securities may not be resold, pledged or transferred without the prior written consent of the Company, which consent shall not be unreasonably withheld if the holder thereof gives notice to the Company of such holder's intention to effect such sale, pledge, or transfer, and

(a) there is in effect a registration statement under the Securities Act covering the proposed transaction; or

(b) such notice describes the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, is accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to the Company to the effect that the proposed sale, pledge, or transfer of the securities may be effected without registration under the Securities Act.

Appendix 6 – Offering Page Content

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BlocPower Energy Services 3

Climate Impact Note - 3rd Offer

Invest in greener, smarter, healthier buildings across the United States.

$2M Maximum Offering Amount

$2M
Maximum Offering Amount

INVEST

OVERVIEW   TERMS & FINANCIALS   FAQS   VIDEO   DOCUMENTS   Q & A

Invest in BlocPower: Crowdfunding Opportunity | BlocPower

 [Play]

Highlights

- **Investment Overview:** A debt note with a fixed interest rate of 5.50% per year paid annually for the 12 year term of the Note issued by BlocPower Energy Services 3, a wholly owned project company of BlocPower LLC. Minimum principal investment of $100, with incremental amounts of $50 thereafter. See "Terms & Financials Tab" for full details.

- **Operations:** Company plans to put all funds raised — whether $25K and up to $2mil — to work with project installations within 6 to 9 months.

- **Follow-through:** The Company recently closed its first Raise Green crowdfunding campaign (5/14/2021) with two revenue producing projects. In a little over 8 months, the Company has deployed capital from the fundraise with 8 fully operational projects now, 10 projects with signed contracts or under construction and investments in an additional 7 projects under construction or operating in other BlocPower project companies. The Company closed a second campaign for $1,000,000 on 2/25/2022 to fund additional projects.

- **Continued Momentum:** BlocPower, the Company's parent, was selected by Ithaca, NY as the sole Project Manager for an electrification program that aims to fully decarbonize the city's building stock, aiming to decarbonize around 6000 Ithaca buildings in the next 5 years.

- **Broadening Impact:** BlocPower won a New York City Mayor's Office of Criminal Justice contract - over 1000 at-risk community members will be trained and hired by BlocPower to work on energy efficiency and clean energy projects.

- **Stable Project Revenue**: Underlying projects receive long-term lease payments (15-20 years in length) to support pay back.

- **Expenses:** Access to BlocPower specialty departments with only an annual fee for the access.

- **Lease Payment Default Protection:** The Company will keep a 6 month cash reserve for payments due to Crowd investors. Only after the Company has covered its expenses and reserves, and minimum debt service coverage ratio of 1.2X, is it allowed to dividend cash to its parent company, BlocPower.

"By centering community, ecosystems, and togetherness, BlocPower acknowledges a sometimes obscure fact: that buildings are far more than bricks and timber and ductwork—they're the spaces we all live and work and play in. The spaces where we come together. Which is why greening buildings is about so much more than just carbon emissions."

-Emerson Collective

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Introduction

Start Date: March 8, 2022

End Date: April 30, 2022

BPES3 is offering Climate Impact Notes to raise up to $2,000,000. The Climate Impact Notes will fund a portfolio of already vetted energy retrofit projects from BlocPower's pipeline, some of which are already constructed and complete. If this raise hits its maximum amount, the Company expects to have funded 122 revenue generating projects by the end of Q1 2023.

An investment in BPES3 will contribute to positive impacts in communities across America by improving public health, addressing climate change, improving economic outcomes, and generating employment opportunities.

Overview

Investing in the Climate Impact Note will give you an annual return of 5.5% a year on your investment. The 5.5% rate on a Climate Impact Note provides investors with an alternative in the current low-interest environment. This rate is locked in for 12 years, unless it is prepaid. If it is prepaid, nearly a full extra year of interest is paid as a prepayment penalty.

Just as importantly, investors can play a critical role in helping communities become more resilient by:

- **Improving Public Health** from filters that reduce the spread of pollutants and infectious diseases, including COVID; and from non-combustion heating units that reduce exposure to pollutants that can trigger asthma.
- **Address Climate Change** by transitioning away from gas and oil-burning heating systems and reducing overall energy use which will reduce greenhouse gas emissions.
- **Improving Economic Outcomes** by reducing energy bills for tenants and increasing net operating income for building owners through reduced energy bills, as well as driving increases in property values.
- **Generating Employment Opportunities** through new job opportunities and workforce training developed for hard-to-employ workers in project neighborhoods.

Funds will not go to project or parent company overhead but towards the construction and equity investment in projects. With the relatively short time for a project to go from construction to revenue producing, this should result in timely revenue generation to cover debt service, while providing buildings with long-term affordable payments for the projects.

Repayment of this debt is supported by underlying long-term fixed contracted cash flows from energy efficiency projects. Projects completed in BlocPower subsidiaries, including the Company, are priced to target an excess of 20% cash on average. At the same time, parent company BlocPower LLC has the ability, but not the obligation, to support repayment of the debt, should there be issues at the project level.

The Company is seeking to raise a minimum of $25,000 and up to $2,000,000 in this Offering.

The investment is in BlocPower Energy Services 3 LLC, a Delaware limited liability company organized on January 4, 2021, ("BPES3" or the "Company"), to finance select energy efficiency and renewable energy projects largely in low to moderate income (LMI) urban communities across the United States, and is a wholly owned subsidiary of BlocPower LLC. The Company is located at 1623 Flatbush Ave, Boc #222, Brooklyn, NY 11210 and its website address is: https://bpes3.blocpower.io/.

The Project

Company already has 8 of them fully operational and generating revenue for the Company and an additional 10 with signed contracts or already under construction. The Company also has equity stakes in 7 projects in other BlocPower subsidiaries that are or soon will be generating revenue.   Additional projects will be selected in the context of this crowdfunding campaign from a pool of qualified projects based on which sign Energy Services Agreements first. Depending on the amount of funds raised, the Company estimates a total of 122 projects to be completed among the three crowdfunding raises and generating revenue by the end of Q1 2023. The Company may wholly own and operate these projects or invest funds into energy efficiency and clean energy projects owned by other BlocPower entities or loan funds to be used as equity investments by BlocPower LLC into BlocPower Project Cos.

BlocPower offers no-money-down system leasing for building owners, covering all maintenance and repairs for the duration of the contract. This reduces barriers to entry, complexity, capital requirements, and technology risk for the customers.

BlocPower transforms a fragmented, high touch, expensive, low volume incumbent process into a turnkey, digital, high volume operational process that is quick and streamlined by software and finance innovation consisting of:

- Pre-screening tool, to identify buildings with high feasibility for energy efficiency projects
- Virtual site-assessment tool, which allows remote scoping of work
- Buildings database containing tens of thousands of buildings nationwide, which powers the pre-screening and assessment tools
- Workflow management tools
- Financial optimization models to provide energy project savings quotes to customers

---

"BlocPower is electrifying buildings much like Tesla is electrifying cars. By eliminating their use of fossil fuels and making them smarter and healthier, we're increasing the health and wealth of building owners and occupants and creating economic opportunities in underserved communities."

- Donnel Baird, BlocPower CEO

The Company



Figure 1. Blocpower's team enjoying a sunny day on their office's rooftop in 2019. Since then, the team has grown almost 3x this size!

projects from the BlocPower pipeline, installed in client buildings. While BlocPower LLC operates BPES3 through a management agreement, debt or equity in BlocPower LLC itself would not be offered.

BlocPower is a Brooklyn-based climate technology startup that is making American cities greener, smarter and healthier. BlocPower partners with utilities, government agencies, and building owners to identify unhealthy, energy-wasting buildings to retrofit. The company then works with these building owners to develop, install and finance targeted energy saving improvements. BlocPower earns revenue via installation profits, financing fees, and enterprise contracts.

Since its founding in 2014, the company has retrofitted more than 1,000 buildings in disadvantaged communities in New York City, with projects underway in 25 cities. The business is based on the Company's proprietary software for analysis, leasing, project management, and monitoring. The company's clean energy projects can save the building owners 20%-70% on annual energy costs.

BlocPower continues to grow its pipeline, standing at well over 500 and to expand into new cities and states. Among the exciting growth opportunities, in August 2021, BlocPower won a New York City Mayor's Office of Criminal Justice contract aimed at mitigating inner city violence through workforce development programs. Under this contract, over 1000 at-risk community members will be trained and hired by BlocPower to work on energy efficiency and clean energy projects. BlocPower was recently selected in a competitive evaluation by a mid-sized California city looking to electrify. And, the City of Ithaca has named BlocPower as the sole Project Manager for an electrification program that aims to fully decarbonize the city's building stock. BlocPower aims to decarbonize around 6000 Ithaca buildings in the next 5 years. Doing projects was their top priority and BlocPower was chosen specifically for its ability to provide a full solution platform: technology based design, expert electrification management, community organizing, and finance.

Blocpower LLC, the owner of BPES3, is backed by some of the world's top investors, including Kapor Capital, one of Uber's first investors; Andressen Horowitz, an early investor in Facebook, Twitter, AirBnB and Lyft; Eric Schmidt the former Chairman of Google; and The American Family Insurance Institute for Corporate and Social Impact. A subsidiary of BlocPower LLC has an $80 million project level debt facility with Goldman Sachs and Microsoft. BlocPower raised $7.8 million in their Series A in February 2021.

Press



"He's attacking a problem that's proven intractable in the past."

-NPR



"Donnel Baird, who runs the electric building startup BlocPower, stressed the urgency of electrification in an interview for the podcast: 'We must do that in order to navigate the worst impacts of climate change, the sooner, the better.'"

-Marketplace Tech



"And the mission for Donnel isn't just about hitting milestones for investors. It's about changing the fabric of underserved communities that are plagued by pollution and energy poverty."

-Watt it Takes, a podcast from Powerhouse



"He founded the startup BlocPower to prove that we can green America's buildings while creating good jobs in low-income neighborhoods – and he wants to build a billion-dollar business while he's at it."

-How to Save a Planet

Team

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Donnel A. Baird

Founder and CEO of BlocPower LLC, and BlocPower Energy Services 3 LLC

Donnel spent three years as a community organizer in Brooklyn and one year as a voter contact director for Obama For America.

While managing a national Change to Win/LIUNA campaign, Donnel leveraged Dept. of Energy energy efficiency financing to create green construction jobs for out of work populations. He partnered with the Washington Interfaith Network to generate a $100m government investment in underserved communities in the District of Columbia. Donnel currently sits on the Board of the Sierra Club Foundation as well as the Small Business Advisory Board of the New York Federal Reserve Bank and Entrepreneurship Board of Columbia Business School. Donnel has a B.A. from Duke University and an MBA from Columbia Business School. Baird grew up in Bedford-Stuyvesant Brooklyn and is a perpetually exasperated Knicks fan.



Keith L. Kinch

General Manager of BlocPower LLC and Chief Operating Officer of BlocPower Energy Services 3 LLC

Keith plans, coordinates, and manages all business operations to achieve corporate goals which includes developing and implementing business plans for profitability. Keith assists in budget preparation and expense management, evaluates marketing programs, and develops strategies to improve overall quality and productivity. Managing employees includes communicating business updates and recommendations, handling employee issues and guidance, ensuring staffing needs are met, training, and compliance with firm policy.

Prior to joining BlocPower, Keith managed the largest solarize programs in New York, persuading over 200 low-income households in New York City's poorest neighborhood to finance and install solar PV on their homes. Keith also served as the lead for community engagement for the retrofit of 500 multifamily buildings in Brooklyn under the NYC Mayor's Office of Sustainability Community Retrofit NYC program. Keith's community involvement extends to his work as a Deputy Field Director for Organizing for America in New York State, an arm of the Democratic National Committee. Keith was awarded the Brooklyn Botanical Gardens Sustainability Award for his work in New York City, and his Solarize project was featured on PBS Newshour. Keith also serves as a Board Trustee for the Brooklyn Hospital Center. Keith has a B.S. in criminal justice from John Jay College of Criminal Justice and an MBA from American InterContinental University.



Cullen C. Kasunic

Chief Financial Officer of BlocPower LLC and BlocPower Energy Services 3 LLC

Cullen is the executive responsible for all finance related issues for the BlocPower companies.
He is the lead in the establishment, operation and expansion of company project finance capacity, including overseeing the formation and operation of the financing subsidiaries. Cullen manages team activity in regards to accounting, project underwriting, corporate finance and project finance. A key focus for Cullen is integrating financing into the fabric of the company through engagement with the sales and software teams. Cullen has a B.A. in geography/urban planning from the University at Albany, and a technology-entrepreneurship focused MBA from Rensselaer Polytechnic Institute.



Grace Park-Bradbury

National Head of Operations, BlocPower LLC

Grace Park-Bradbury is the senior executive in charge of operations, business development, sales operations, performance management and tracking at BlocPower. While serving as the Marketing Manager of EnerNoc, Grace led strategic markets for the California market, supporting electric grid stability through the reduction of demand during critical energy periods. Throughout her 7 year stint as Principal of Strategy and Business Development for Oracle, Grace led SaaS deployment and Big Data analyses for utility clients servicing over 4 million meter endpoints for smart grid/advanced metering infrastructure (AMI) deployments.

Grace has a long history of aligning corporate strategy and delivering results as is evident through her time as the Chief of Staff at Mosaic and Senior Manager of Strategy and Operations for SunRun. Grace has a degree in English from The University of California at Berkeley and Cardiff University.



Dom Lempereur

Chief of Engineering, BlocPower LLC

Dom Lemperuer leads the BlocPower engineering department. Over 25 years, Dom has developed, performed, and managed energy assessments for 6,000 buildings, totaling over 200 million square feet.

Dom served as the lead for KW Engineering under NYSERDA's Real-Time Management Energy Program and managed workforce development for the Community Retrofit NYC program. He also served as an advisor to the NYC Mayor's Office "80 by 50" Technical Working Group which identified citywide pathways to achieve NYC climate change goals, ensuring safe, reliable, and affordable energy. He has been selected by the US Green Buildings Council to join their Building Electrification working group. Dom has a Master's Degree in Energy and Environment from the University of Bordeaux and a Bachelor's Degree in Applied Physics from the Lille 1 University of Science and Technology.



Jose Contreras

Tech Lead, BlocPower LLC

Jose Contreras leads technology and software development at BlocPower. Jose grew up in Lennox, CA an incorporated part of LA County where he developed a passion for tinkering with electronics and building things from a young age. With the support of the Young Eisner Scholars program, Jose attended a prep school and started to code in middle school. Jose went on to the School of Engineering and Applied Science at Columbia University where he became more acutely aware of systematic disadvantages that communities like the one he came from had and realized that he could do something about it. Shortly after graduation Jose joined BlocPower and has been leveraging his skills and knowledge in computer science, software development, and technology in pursuit of enabling access to energy efficiency and sustainability with BlocPower.



Jon Moeller

Chief Operating Officer, BlocPower LLC

Jon Moeller is COO at BlocPower. Previously he was CEO and board member at MACH Energy, a sustainability SaaS provider for commercial buildings, with nearly half a billion square feet using the system. MACH was sold to a PE-backed strategic buyer. Jon spent a decade in investment banking and corporate finance at Banc of America Securities, Cowen and StorageTek, completing ~$20B in transactions including an IDD deal of the year. He is a longtime affordable housing supporter and currently on the development committee for an affordable housing project in San Francisco looking to build 50-100 additional units. Jon has an MBA from NYU and a BSc from University of Northern Colorado.

Risks and Disclosures

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

[Full details of the offering are available in the Form C filed on the Securities and Exchange Commission's EDGAR Database.](#)

Company Risks

CUSTOMER REPAYMENT RISK

There is a risk that the customers fail to make payments to the Company and default under the leases. Although the Company has the right to remove equipment from a building upon a customer's default under the lease, some of the equipment is difficult to remove and still retains residual value (i.e. insulation) which results in limited or no cash recoupment from the equipment which proceeds would be used to pay the Investors. Also, given the importance of heat pumps, the Company may not want to remove them from the property. This could impact accounts receivable and the cash available to repay Investors.

The Company asset size and project numbers will be small initially, at least for the near term future, and thus carry a lack of diversification risk. The more projects and sources of revenue as the Company adds more projects and funding in the future, the less dependent the Company is on any particular project to ensure it can meet its financing obligations.

PROJECT DELAY RISK

The Company could experience unforeseen contractor/supplier issues such as lack of resources, delay in materials from manufacturers, inability to access building properties, especially as a result of the COVID-19 pandemic. The Company could then experience delays in their ability to meet targeted commercial operation dates and monthly lease payments from building customers. Accounts receivables could be lower than expected and impact the Company's ability to pay Investors.

LIMITED OPERATING HISTORY

The Company and its Business (defined below) are continuing to be developed, in part, with the proceeds of the Offering. The Company, which was organized in January 2021, has just begun to generate revenue. The revenue-generating customer lease payments for funds raised have yet to be deployed. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications, and delays usually encountered by companies in their early stages of development; however, the Company will benefit from its parent's, BlocPower, eight years of operational history and know-how. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

NATURAL DISASTER

There is the possibility that a natural disaster or other events beyond the control of the Company could cause damage to the equipment. This would be especially devastating as we are regionally concentrated in New York. This may cause unexpected replacement costs and negatively impact financial returns. While the equipment is covered by a number of insurance policies, including an inland marine insurance policy during the construction period, and under the customer's property insurance during the operating term, both to cover replacement costs for potential damage, all possible damage may or may not be covered by the insurance company or the insurance coverage may not be adequate.

CHANGE IN REGULATIONS

The Company is subject to legislation and regulation at potentially all levels of government - federal, state, and local. Regulations are continually being reviewed and we expect that court actions and regulatory proceedings could change the Company's obligations under applicable federal, state, and local laws, which cannot be predicted.

The Company greatly benefits and expects to continue to benefit from federal/state/local incentives that serve to significantly reduce the costs to construct and run projects. While the initial set of projects coming out of this raise should not be impacted given how quickly they will be implemented, changes to incentives could impact the overall sector growth and BlocPower's business.

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With all technology, there is a possibility of having unexpected software or hardware failures. If this occurs, it would require repair or replacement. This would inhibit the operation until repaired or replaced, and create an additional cost burden to the Company, if not covered by warranty at the time reducing the profit margin for the investors. The Company in many cases guarantees that systems will operate for customers, and in these cases, holds ultimate responsibility for maintenance and functional status of these systems. While the Company does utilize to the extent possible long term manufacturer warranties, installer warranties, third party maintenance contracts, and insurance policies of various types, there is no guarantee these will cover the full range of possible failures of or damages to the systems.

RELIANCE ON CONTRACTORS

We depend on energy efficiency and renewable energy contractors and subcontractors to assess and install energy efficiency solutions, and maintain performance in certain cases over the life of the contract, typically a 15 year period. Our ability to meet obligations to customers and partners may be adversely affected if suppliers or subcontractors do not perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or more subcontractors.

PROJECT UNCERTAINTY

While the Company has identified projects to finance, the Company has discretion to make changes to this list and can add additional projects if the maximum amount is raised. While the Company has a well developed Underwriting process and intends to select similar projects in building customer profiles as the projects listed, there is a risk that these projects may have unforeseen issues that will negatively impact the lease payments.

There is a risk that the Company won't be able to identify alternative projects to include due to competition or other reasons, and the total revenues from lease payments will be reduced which may impact the company's ability to pay its debt obligations. The Company has the right to add new lines of business and new projects in the future. The risks associated with those are unknown, and could result in negative impact to the ability of the Company to pay its debts. The Company focuses on projects for single family homes which may take additional customer assistance in order to move to contract, small multifamily (generally 2-4 units), and medium to larger multifamily units (4+) outside the state of New York, which is where BlocPower has deeper contractor relationships.

The loans made to BlocPower LLC for temporary construction loans and sponsor equity into other project companies is unsecured and subordinate to all other debt obligations of BlocPower LLC. This increases the risk that those loans would not get repaid.

GENERAL ECONOMIC CONDITIONS

The success of the Company can be impacted by general economic conditions — adverse economic conditions could impact the Company's ability to collect lease payments and the Company's ability to find quality projects should the Company need to substitute projects in the future.

COVID-19

COVID-19 may impact the Company's ability to complete projects on a timely basis. Contractors and access to building premises could experience delays or additional unexpected expenses. Building owners may experience unexpected financial difficulties given unemployment rates and illness amongst tenants and thus default on or delay their lease payments which in turn would impact the Company's ability to meet its debt obligations. Property owners in certain impacted industries may lose their jobs or remain unemployed, which could impact their ability to make financing payments.

Some site visits do continue. While BlocPower has developed a COVID-19 protocol and methodology to keep employees, contractors, community members, and building residents safe during the onsite assessment and installation phase of clean energy projects, there are no guarantees that the Company's efforts will be successful.

UNDERCAPITALIZATION

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

ASSET LIABILITY CASH FLOW MISMATCH

The lease payments may not exactly match the Company's obligations under the Notes thus leaving the Company without the cash flow to pay Note obligations. The projects also are relying on money back from incentives to maximize projects developed and there is always a risk that there is a delay in receiving the incentives back in a timely manner. The Company must ensure they manage the potential for cash flow mismatch by maintaining cash reserves and debt service coverage.

ENERGY MARKET RISK

The energy efficient industry is an emerging market that is constantly evolving and may not develop to the size or at the rate we expect. It may take several years to fully develop and mature, and we cannot be certain that the market will grow to the size or at the rate we expect. Any future growth of the market and the success of our service offerings depend on many factors beyond our control, including recognition and acceptance of the energy efficient upgrades by consumers, the pricing of alternative sources of energy, a favorable regulatory environment, the continuation of expected tax benefits and other incentives, and our ability to provide cost-effective service offerings. If the market is not widely accepted, it may affect our ability to receive funding. If there were declining macroeconomic conditions (i.e. job markets and residential real estate markets), this could impact customer's financial viability and credit to enter into long-term contracts, even if such contracts would generate immediate and long-term savings.

Unsecured Fixed Income Note Risk

LIMITED UPSIDE POTENTIAL

With fixed income securities (such as the Notes), there is a promise by the Company to pay you interest and your principal investment back in the future (pursuant to the applicable terms and conditions of such security). The amounts payable on the Notes are fixed amounts. Unlike an equity investment, a Noteholder does not have the ability to participate in the upside potential that an equity investor does if the Company is very successful.

CREDIT RISK

There is no guarantee that the Company will be able to make the fixed amounts payable to a Noteholder or for that matter pay other liabilities. If the Company should default on a scheduled payment, goes into bankruptcy, becomes insolvent, or otherwise is unable to pay its debts as they become due, then the Company may not be able to satisfy its payment obligations under the Note, and an investor may therefore either suffer a loss of their investment or not realize their anticipated return on their investment.

UNSECURED RISK

The notes are not secured by specific collateral; that is, the noteholder has no special rights to the assets of the Company in order to reclaim their investment. Rather, in a bankruptcy scenario, the noteholders rely on a trustee to sell the assets and pay the noteholder with the proceeds of the assets. The Company will not pledge any of its assets to other creditors, so no other creditors will have rights to its assets ahead of the noteholders.

The loans made to BlocPower LLC for temporary construction loans and sponsor equity into projects owned and operated in other subsidiary companies, or direct equity investments into BlocPower LLC subsidiaries are unsecured and will be subordinate to all other debt obligations of BlocPower LLC and/or the subsidiary. The Company can invest up to 40% of cash raised from Noteholders in this manner. While the Parent Company has the option to cover any shortfalls if needed, these investments being unsecured and subordinated increase the risk that Noteholders will not get paid in a timely manner, or may lose their investment. For investments that take an equity position, there is no obligation of the BlocPower Project Cos to pay dividends up to pay their equity investors and must pay all other obligations of that company first, thus further increasing the risk that cash will not be repaid to the Company.

VALUATION RISK

comparable offerings to reference. Unlike listed companies that are valued publicly through market-driven trading, the valuation of securities of private companies, especially startups or in early stages, is difficult.

INTEREST RATE RISK

Interest rates fluctuate over time and may go up or go down. If interest rates go up (for example from 5.5% to 6.5% for a similar investment) in the future, your investment will maintain its original lower coupon rate. Subject to any applicable restrictions on the transfer of such Notes, if an investor desires to sell their Notes to someone else, a third-party, such third-party may require a discount from your, the investor's, original investment amount, which would cause them to potentially realize a loss on their investment.

Volatility in interest rates may come from a wide variety of factors and can be very difficult to forecast. For example, rate moves may come from fundamental factors such as central bank announcements related to monetary policy due to inflation concerns and economic growth. Another example impacting interest rates can be geopolitical risk and shocks to the equity markets. Uncertainty in global and financial markets can have a negative impact on interest rates, and demand for securities that themselves are more risky inherently.

CALL (PREPAYMENT) RISK

The Notes, at the option of the Company, can be repaid at any time. The Company is obligated to give Note Holders their remaining principal investment back plus any interest that is accrued up to the call date; in return for this option, the Company has also promised to pay Noteholders a penalty for prepaying early. See the Optional Prepayment section. However, when you go to reinvest your money, current interest rates may be lower, and if so your new investment would carry a lower interest rate which may not be compensated fully by the extra cash you get from the prepayment penalty.

LIMITATIONS ON RECOURSE

There is no guarantee of repayment, or recourse for the note holders against the Company.

LIMITED OPPORTUNITY TO CURE

Investors will not receive any notice of default, material changes, or other problems with the Company, construction or operation of the Project.

There are no provisions for investors to collectively agree to new terms with respect to the Notes or restructure or reschedule amounts due on the Notes. There are no provisions for investors to collectively pursue repayment of the Notes. There are no provisions for investors to communicate with each other or take any collective action.

NO PUBLIC MARKET: RESTRICTIONS ON TRANSFER

There is no public market for, and the investor may be unable to sell, the Notes. The Company's offer and sale of the Notes will not be registered under the Securities Act or under any state securities laws. No transfer of the Notes may be made unless the transfer is registered under the Securities Act and applicable state securities laws, or an exemption is available. As a precondition to the effectiveness of any such transfer, the Company may require the transferor to provide it with an opinion of legal counsel stating that the transfer is legal and to pay any costs the Company incurs in connection with the transfer.

RAISE GREEN COMPENSATION

The securities issued as compensation to Raise Green are issued outside of the offering and as a result, increases the Company's leverage.

General Crowdfunding Risks

SPECULATIVE

Investments in startups and early-stage ventures are speculative and these enterprises can fail. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. You should be able to afford and be prepared to lose your entire investment.

ILLIQUIDITY

Pursuant to state and federal securities laws, you will be limited in your ability to resell your investment for the first year and may need to hold your investment for an indefinite period of time. Unlike investing in companies listed on a stock exchange where you can quickly and easily trade securities on a market, you may have to locate an interested buyer when you do seek to resell your crowdfunded investment.

CANCELLATION RESTRICTIONS

Once you make an investment commitment for a crowdfunding offering, you will be committed to make that investment (unless you cancel your commitment within a specified period of time).

LIMITED DISCLOSURE

The Company may disclose only limited information about the Company, its business plan, the offering, and its anticipated use of proceeds, among other things. An early-stage company may be able to provide only limited information about its business plan and operations because it may not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements, and certain companies may not be required to provide annual reports after the first 12 months. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events—continuing disclosure that you can use to evaluate the status of your investment. In contrast, you may have only limited continuing disclosure about your crowdfunding investment.

INVESTMENT IN PERSONNEL

An early-stage investment is also an investment in the entrepreneur or management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should also be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

POSSIBILITY OF FRAUD

As with other investments, there is no guarantee that crowdfunding investments will be immune from fraud.

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Raise Green is Registered with the Securities and Exchange Commission (SEC) and is a Financial Industry Regulatory Authority (FINRA) Member under Section 4(a)(6) of the United States Securities Act, SEC File No: 7-191. By using this website, you accept our terms of use and privacy policy. Information provided by Raise Green support is educational in nature and does not constitute investment, legal or tax advice. We do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisors. Investors must make their own investment decisions, either alone or with their personal advisors.

You should view all of the investment opportunities on our Site as risky. You should consider investing only if you can afford to lose your entire investment as you could lose your entire investment. You won't be able to sell your stock in companies as easily as stock you may purchase on a public exchange. It will be hard to estimate how much you could earn from your investment. Learn more in our education section.

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BlocPower Energy Services 3

Climate Impact Note - 3rd Offer

Invest in greener, smarter, healthier buildings across the United States.

$2M Maximum Offering Amount

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Terms

Security Name: Climate Impact Notes - 3rd Offer

Security Type: Debt Note

Minimum Investment Amount: $100

Additional Investment Increments: $50

Annual Interest Amount: 5.50%

Payment Frequency: Annually, Fully Amortizing

Maturity: 12 Years (May 1, 2034)

Date of First Payment: May 1, 2023

Optionality: Callable with a 5% Penalty

Minimum Offering Amount: $25,000

Maximum Offering Amount: $2,000,000

Full details of the offering are available in the Form C filed on the Securities and Exchange Commission's EDGAR Database.

BlocPower Energy Services 3 LLC is issuing Senior Unsecured Debt called Climate Impact Notes ("Notes") with the following characteristics:

- A fixed interest rate of 5.50% per year paid annually for the 12 year term of the Note. Minimum principal investment of $100, with incremental amounts of $50 thereafter. The notes are callable at any time with a 5% penalty paid to the Investor if called.

- A fixed interest rate of 5.50% per year paid annually for the 12 year term of the Note.

- In addition to interest, the Investor receives annually a repayment of their invested principal. So for each of the 12 annual payments, Investors would receive a flat payment that includes interest due plus repayment of a portion of their principal.

- 12 Year final maturity

- Target minimum offering amount of $25,000 with a maximum offering amount of $2,000,000

- The notes are callable at any time with a 5% penalty paid to the Investor if called.

Use of Proceeds

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among the Company's three crowdfunding raises. The Company may wholly own and operate these projects. 28 specific projects in New York, California, New Jersey, Portland Oregon and Vermont are earmarked for the Company to own and operate. The Company may also invest funds from this offering into energy efficiency and clean energy projects owned by other BlocPower entities or loan funds to be used as equity investments by BlocPower LLC into BlocPower Project Cos. BlocPower Project Cos only own projects and have no employees or overhead cost, so any money invested in BlocPower Project Cos are only investments in clean energy projects.

Additional projects with similar or better financial returns will be selected from the pipeline to meet the total raised funds. Energy-efficient upgrades can include, but are not limited to:

- Air Source Heat Pump Installation / fossil-fuel fired system conversion
- LED lights
- Monitoring and control systems
- Domestic hot water upgrades
- Insulation and air sealing
- Window replacement
- Low flow fixtures and water saving measures
- Combined Heat and Power (CHP)
- Renewable Energy including Solar PV and Community Solar
- Battery Storage

The Company benefits from access to the specialty departments at BlocPower: Marketing, Finance, Construction, and Engineering, and is not charged directly for these costs. BlocPower does charge an annual management fee to the Company to cover specific accounting, legal, insurance, and IT related expenses paid by BlocPower for the benefit of the Company, .

	If Target Offering Amount		If Maximum Offering Amount	
	$	%	$	%
Total Proceeds	$25,000	100%	$2,000,000	100%
Less: Raise Green Service Fees	$1,250	5%	$100,000	5%
Net Proceeds	$23,750	95%	$1,900,000	95%
Less: BlocPower Projects	$22,250	89%	$1,860,000	93%
Less: Legal	$1,000	4%	$20,000	1%
Less: Accounting	$500	2%	$20,000	1%
Total Use of Net Proceeds	$23,750	95%	$1,900,000	95%

Table 1. Use of Proceeds. The Company will adjust roles and tasks based on the net proceeds of the offering. While the Company plans to use the proceeds in the above manner, the Company maintains discretion to alter the use of proceeds set forth above to adhere to the Company's overall business plan and liquidity requirements

Financial Projections

Projections below are forward-looking financial statements and/or projections which may differ materially from actual results. Past performance is not indicative of future results. Any material updates to these projections will be provided during the raise period.

Anticipated revenues and project numbers include both BPES3 projects owned and operated in the Company and revenues from investments in other BlocPower project company entities.

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Directly Owned	$11,851	$212,736	$405,890	$409,949	$414,048
O&M	$4,441	$26,309	$36,439	$36,804	$37,172
Operating Income - Directly Owned	$7,409	$186,428	$369,450	$373,145	$376,876
Project Income - Indirectly Owned	$0	$340,031	$907,241	$916,313	$925,477
O&M & Portfolio Fees	$0	$51,005	$136,086	$137,447	$138,821
Project Loan Payments	$0	$204,092	$567,908	$567,908	$567,908
Operating Income - Indirectly Owned	$0	$84,935	$203,247	$210,959	$218,747
Total Operating Income	$7,409	$271,362	$572,698	$584,104	$595,624
Unscheduled Maintenance	$119	$2,977	$6,091	$6,209	$6,328
Management Fee	$2,565	$7,993	$9,442	$9,472	$9,503
Net Cash Flow	$4,726	$260,392	$557,164	$568,422	$579,793
Debt Service		$116,029	$464,117	$464,117	$464,117
DSCR		2.27x	1.21x	1.24x	1.26x

Table 2. Financial Projections as of March 1, 2022 of the 122 potential underlying projects outlined, assumes $2,000,000 raised in April 2022 and $1,000,000 from the 2nd Offer.

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BlocPower Energy Services 3
Climate Impact Note - 3rd Offer
Invest in greener, smarter, healthier buildings across the United States.

$2M Maximum Offering Amount

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Frequently Asked Questions

What are the projects like?

The fun part! BlocPower Energy Services 3 will generally focus on energy efficiency and renewable energy projects for single family homes, community facilities, small commercial buildings, small multifamily (generally 2-4 units), and for the medium to larger multifamily units (4+), outside the state of New York. Projects financed by this Offering are expected to have long-term 15-20 year contracts. You can see examples of projects at https://www.blocpower.io/green-buildings-guide-categories/projects! Funds raised in this offering are intended to be used for the direct ownership of projects in the BlocPower energy Services 3 LLC entity and also into energy efficiency and clean energy projects owned by other direct and indirect subsidiaries of BlocPower that are project companies, that is, they hold only project assets ("BlocPower Project Cos") whether through a debt or equity investment. As of the start of 2022, BlocPower has invested $458,188.78 into BlocPower Energy Services 3 owned projects. Investments in projects made by the Company in other BlocPower subsidiaries and parent are $569,504.10.

How will the Company make money to pay the interest rate and when do I get my original investment back?

Glad you asked! Revenues from 15-20 year leases with building customers for completed projects is the primary source to pay the 5.5% interest plus your original investment back, whether the project is owned and operated by the Company or in another subsidiary. BlocPower prices the leases to make a modest profit while covering expected expenses, which includes your annual payment. The Note is structured like an amortizing mortgage, paying annually over 12 years, both a portion of your original investment and accrued interest.   If the Company calls the Note prior to maturity date, you will receive your principal paid back sooner, any accrued interest due to you, along with an additional 5% of principal, paid by the Company as a prepayment penalty.

Why invest in a subsidiary rather than in the parent company?

Also a great question! BlocPower creates subsidiaries to keep risk separated for investors and allow them to more directly invest in Company projects, rather than speculating on the future growth and operations of the parent company. While investing at a subsidiary may miss growth in the parent company, should the parent company go out of business at some point, the subsidiaries could potentially remain in operation, continuing to maintain projects, receive income, and pay debt service.

What is a carbon offset and will I get any with my investment in a Climate Impact Note?

Great question! Carbon offsets, (also known as carbon credits), represent one ton of carbon that would have been released into the environment had the offsetting project not been undertaken. A simple example: a solar electric array together with an electric heating system has recently been installed at a building. The building previously burned oil for heat, releasing CO2 and other chemicals into the environment. A measure of the carbon reduction is taken based on the upgrade, and one carbon offset is created per ton of carbon reduced.

BlocPower creates carbon offsets with its projects, and uses an internationally recognized, auditable system to measure the carbon reduction. BlocPower created a blockchain based system for a secure way to track and account for these credits.

BlocPower is not directly providing or offering carbon offsets at this time to Note investors or the public, however may do so in the future. BlocPower anticipates the value of these offsets to increase over time.

How is this different from our other offerings on Raise Green?

BlocPower Energy Services 3 raised $997,250 from 263 investors on Raise Green under Regulation CF, which officially closed on May 14, 2021, and and $1,000,000 in its second campaign which closed on February 24, 2022 (in final steps of settlement processing!). We were just thrilled with the support. Both offerings were oversubscribed, and there were many folks that were not able to get in due to the limited space in the offering. With that and the large pipeline of vetted projects at BlocPower, the Company is launching its third campaign!

The terms proposed in this offering are similar to those in our first offering. The funds raised in this offering, as in our first offering, would be used to fund construction of additional projects to be owned and operated by the Company or invest in projects in other subsidiaries of BlocPower. We have provided a clarification that BPES3 will be sure to maintain at least 50% of the funds raised in the offerings for projects owned and operated in BPES3 itself. If this raise hits its maximum, the Company expects a total of 122 projects in total to be completed amongst the three crowdfunding raises!

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Raise Green is Registered with the Securities and Exchange Commission (SEC) and is a Financial Industry Regulatory Authority (FINRA) Member under Section 4(a)(6) of the United States Securities Act, SEC File No: 7-191. By using this website, you accept our terms of use and privacy policy. Information provided by Raise Green support is educational in nature and does not constitute investment, legal or tax advice. We do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisors. Investors must make their own investment decisions, either alone or with their personal advisors.

You should view all of the investment opportunities on our Site as risky. You should consider investing only if you can afford to lose your entire investment as you could lose your entire investment. You won't be able to sell your stock in companies as easily as stock you may purchase on a public exchange. It will be hard to estimate how much you could earn from your investment. Learn more in our education section.

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BlocPower Energy Services 3

Climate Impact Note - 3rd Offer

Invest in greener, smarter, healthier buildings across the United States.

$2M Maximum Offering Amount

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Maximum Offering Amount

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Invest in BlocPower: Crowdfunding Opportunity | BlocPower

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BlocPower Energy Services 3

Climate Impact Note - 3rd Offer

Invest in greener, smarter, healthier buildings across the United States.

$2M Maximum Offering Amount

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BlocPower Energy Services 3

Climate Impact Note - 3rd Offer

Invest in greener, smarter, healthier buildings across the United States.

$2M Maximum Offering Amount

$2M
Maximum Offering Amount

INVEST

OVERVIEW	TERMS & FINANCIALS	FAQS	VIDEO	DOCUMENTS	Q & A

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Video Transcript

Hey, I'm Donnel. I'm the CEO of BlockPower, which is a climate tech startup. We are offering folks the opportunity to co invest with some of the world's best investors in our company. We're reducing greenhouse gases creating carbon offsets, and we're making buildings greener, smarter and healthier. We're really excited about this. We think people should invest in the crowdfunding campaign. One, you get to co invest with awesome investors, like K for capital, and Andreessen Horowitz, and Goldman Sachs, you get to invest to save the planet, and to help your neighbors reduce their fossil fuel use and their annual energy bills. So not only you're going to get a financial return, you're going to get an environmental impact. When I look at data that show how the average American feels about climate change, we know that somewhere between 18 and 25% of Americans are alarmed about climate change. It's here, they know that it's going to impact our life, the lives of our children and grandchildren. We're already there. We've already crossed the Rubicon. But these 10s of millions of Americans don't know what they can specifically do to help address climate change. The opportunity to co invest allows you to lend money to local green energy projects in your community, in your city, in your state, you're alarmed about climate change. You want to build a better world, we've created an opportunity for you to do that. Plus, you'll get to create American jobs and partner with us as we go building to building and block the block to green America's infrastructure and build back better